As filed with the Securities and Exchange Commission on July 8, 2003.

Registration Number 333-103156

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

WHITNEY INFORMATION NETWORK, INC.

(Exact name of registrant as specified in charter)

Colorado	8200	84-1475486
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1612 E. Cape Coral Parkway, Suite A

Cape Coral, Florida 33902

(239) 542-0643

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Russell A. Whitney, Chief Executive Officer

Whitney Information Network, Inc.

1612 E. Cape Coral Parkway, Suite A

Cape Coral, Florida 33902

(239) 542-0643

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications to:

Gary A. Agron, Esq.	Troy J. Rillo, Esq.
Law Office of Gary A. Agron	Kirkpatrick & Lockhart LLP
5445 DTC Pkwy., Suite 520	201 South Biscayne Blvd.
Englewood, Colorado 80111	Suite 2000
(303) 770-7254	Miami, Florida 33131
(303) 770-7257 (fax)	(305) 539-3300
(305) 358-7095 (fax)

Approximate date of commencement of proposed sale to public:    As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box:  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Price Per Unit		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Units consisting of common stock and warrants (1)(4)	1,150,000 units (4)	$6.00	(2)	$6,900,000	$635

Common stock underlying units	1,150,000 Shares (1)	$—		$—	$—

Common stock purchase warrants underlying units	1,150,000 Warrants (1)	$—		$—	$—

Common stock underlying common stock purchase warrants	1,150,000 Shares (1)	$9.00		$10,350,000	$952

TOTALS				$17,250,000	$1,752	(3)

(1)	Includes the overallotment option granted to the Representative of 150,000 shares and 150,000 common stock purchase warrants underlying 150,000 units.
(2)	Estimated solely for computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act.
(3)	Previously paid.
(4)	The proposed price of $6.00 per unit is reflected in the price of the common stock and warrants listed directly below.

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION. PRELIMINARY PROSPECTUS DATED JULY 8, 2003

1,000,000 Units

Whitney Information Network, Inc.

We are offering 1,000,000 units of our securities at between $5.00 and $6.00 per unit on a firm commitment basis through Newbridge Securities Corporation, our managing underwriter. Each unit consists of one share of common stock and one redeemable common stock purchase warrant to purchase an additional share of common stock at an exercise price of $9.00 per share until five years from the date of this prospectus. The common stock and warrants will trade as units for 90 days following the effective date of this offering unless the managing underwriter elects in its sole discretion to trade the securities separately at any time, after 30 days following the date of this prospectus.

Our common stock currently trades on the over-the-counter Electronic Bulletin Board maintained by the National Association of Securities Dealers, Inc. under the symbol “RUSS.” On July 7, 2003, the closing price of our common stock was $5.00 per share. We have applied to list our common stock on the Nasdaq SmallCap Market under the symbol “WINI.”

These securities are speculative and involve a high degree of risk.

See “ Risk Factors” beginning on page 6 to read about factors  you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Other expenses of the offering	$	$
Proceeds to Whitney Information Network, Inc	$	$

We have granted the underwriters an option for 45 days to purchase up to an additional 150,000 units at the same price indicated above, solely to cover overallotments.

Newbridge Securities Corporation

I-Bankers Securities Incorporated

The date of this prospectus is                 , 2003.

You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of units means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these securities in any circumstances under which the offer or solicitation is unlawful.

Until             , 2003 (25 days after the date of this prospectus), all dealers that buy, sell or trade these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

The following summary includes material items relating to the offering and should be read with the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus.

Our Business

Since 1992, we have provided post-secondary educational and training courses for students throughout the United States. In recent years we have expanded our operations to include course offerings to students in Canada and the United Kingdom. Our courses provide instruction in:

•	real estate investing;

•	business strategies;

•	stock market investment techniques;

•	entering international business markets;

•	cash management;

•	asset protection; and

•	other financially-oriented subjects.

We also develop and sell educational resource materials which we prepare to support our course offerings and for sale to the general public. We do not sell real estate, securities or mortgage refinancing products.

Initially, we focused primarily on basic and advanced real estate training programs which we offered throughout the United States. Although our real estate training programs represented approximately 80% of our revenue in 2002, we have gradually expanded our course offerings and geographical markets. We currently offer approximately 150 educational courses and training programs per month covering more than 20 financially-oriented subjects and which we provide either for free or on a fee basis to over 12,000 attendees per month. For the year ended December 31, 2002, 60% of our revenue was generated from students enrolled in a previous program of ours. Our tuition ranges from $3,000 to $32,000 per course of study.

In recent years we have significantly expanded our revenue and earnings. Operating revenue increased from $13.8 million in 1998 to $62 million in 2002. At the same time, net income increased from a $2.2 million loss in 1998 to a $6.2 million profit in 2002. During the same period, cash flow from operations increased from $.6 million to $9.7 million. For the three months ended March 31, 2003 operating revenue decreased from $15.5 million to $13.3 million and net income decreased from $3.4 million to a loss of $1.4 million. During the same period, cash flow from operations decreased from $5.0 million to $3.9 million. At December 31, 2002 we had an accumulated deficit of $4.5 million, a stockholders’ deficit of $3.1 million and negative working capital of $11.1 million. At March 31, 2003 we had an accumulated deficit of $5.9 million, a stockholders’ deficit of $4.5 million and negative working capital of $12.3 million.

Our Strategy

We conduct our operations through 12 wholly-owned U.S. and foreign corporate subsidiaries. In recent years we have expanded our course offerings and marketing areas, which has resulted in significant revenue and earnings growth. Our strategy is to continue our leadership in the financial education industry by:

•	increasing the number and types of our course offerings to reflect student interests;

•	expanding into new markets, beginning with English-speaking European countries;

•	marketing our reference materials and on-line courses on a stand-alone basis;

•	diversifying our marketing to test other forms of media advertising; and

•	developing or acquiring other educational facilities, such as accredited or licensed proprietary schools.

Our History

We were incorporated in Colorado on February 22, 1996 under the name Gimmel Enterprises, Inc. In August 1998, we acquired all of the outstanding common stock of Whitney Education Group, Inc., a Florida corporation, organized in November 1992, and Whitney Education became our wholly-owned subsidiary. In August 1998, we changed our name to WIN Systems International, Inc., and in February 1999, we changed our name to Whitney Information Network, Inc. Our Web site is located at www.russwhitney.com. Information on our Web site is not a part of this prospectus.

Our Offering

Unless otherwise indicated, all information in this prospectus assumes that our underwriters do not exercise their option to purchase up to 150,000 additional units and further assumes that the offering price is $5.00 per unit.

Securities Offered	1,000,000 units, each unit consisting of one share of common stock and one common stock purchase warrant exercisable to purchase one additional share of common stock at $9.00 per share for a period of five years from the date hereof. The common stock and warrants will trade as units for 90 days following the effective date of this offering unless the managing underwriter determines after 30 days following the effective date that separate trading should occur. We may redeem the warrants at any time after 90 days from the date of the prospectus at $.01 per warrant if the closing price of our common stock is at least $11.00 per share for ten consecutive trading days ending not earlier than five days before the warrants are called for redemption.

Common Stock Outstanding Prior to the Offering	8,102,874 shares of common stock.

Common Stock to be Outstanding After the Offering	9,102,874 shares of common stock, together with an additional 1,000,000 shares of common stock which may be issued upon exercise of the warrants included in the units.

Use of Proceeds	Expansion of our international markets; marketing expenses associated with our reference materials and on-line courses; development or acquisition of educational and training companies and working capital.

Over-the-Counter Electronic Bulletin Board Symbol	RUSS

Proposed Nasdaq SmallCap Market Symbols	WINIU – units WINI – common stock WINIW – common stock purchase warrants The offering will not commence until the Nasdaq SmallCap Market has approved our listing application.

Risk Factors	Investment in our securities involves a high degree of risk and could result in a loss of your entire investment. See “Risk Factors” beginning on page 6 to read about factors you should consider before buying shares of our common stock.

At March 31, 2003, we also had outstanding stock options to purchase up to 1,524,925 shares of our common stock issued under our 1998 Stock Option Plan.

Selected Consolidated Financial Data

The following table sets forth our consolidated selected financial data as of and for the five year period ended December 31, 2002. This data has been derived from our consolidated financial statements, which have been audited by Ehrhardt, Keefe, Steiner and Hottman, PC for 2000, 2001 and 2002 and Larry Legel CPA, for 1998 and 1999, independent certified public accountants, and which appear elsewhere in this prospectus. The table also includes consolidated selected financial data as of and for the three months ended March 31, 2003 and 2002 which have been derived from our unaudited financial statements. The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes thereto.

	Year Ended December 31,					Three Months Ended March 31,
	2002	2001	2000	1999	1998	2003	2002
Operating revenue	$62,145,237	$42,157,740	$32,859,857	$26,775,589	$13,760,208	$13,303,839	$15,453,018
Net income (loss)	$6,229,740	$2,493,367	$(8,703,127)	$(1,962,266)	$(2,238,307)	$(1,411,379)	$3,371,041
Net income (loss) per share	$.78	$.33	$(1.16)	$(.26)	$(.30)	$(.17)	$.43
Total assets	$26,167,287	$16,626,475	$13,654,597	$6,284,403	$2,327,228	$32,467,824	$20,195,426
Long-term obligations	$1,606,410	$575,000	$1,200,000	$—	$64,979	$1,606,408	$575,000
Stockholders’ (deficit) equity	$(3,102,555)	$(10,382,725)	$(12,936,972)	$4,233,845	$2,336,079	$(4,492,310)	$(7,011,684)
Cash flow from operations	$9,731,185	$5,276,500	$3,545,361	$1,250,950	$619,468	$3,917,290	$5,003,456

RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in the units.

If We Do Not Successfully Introduce New Programs, Products and Services, Our Growth Rate and Revenue Will be Reduced.

Our growth strategy is dependent on our ability to sell existing training programs, products and services to new students, to open new markets and to develop and introduce new educational programs, products and services. If we are unable to expand our markets and products, our growth rate and revenue will be reduced. Market conditions and the level of customer interest may be different for our current products than for new products, and there can be no assurance that we will be able to compete favorably with, and obtain market acceptance for, any such new programs, products or services.

Volatility in the Securities Markets May Reduce Interest in Our Stock Market Courses.

The level of public interest in investing, particularly in the securities and option markets as well as electronic trading, significantly influences the demand for our stock market programs and related financial education products and services. The securities markets have experienced weakness and substantial volatility over the last few years. A further decline in securities prices or other negative developments in the securities markets could cause a reduced demand for these programs, products and services.

Failure to Comply with State Laws Regulating the Marketing and Sale of Proprietary Educational Courses Could Harm Our Reputation and the Demand for Our Course Offerings.

Many states regulate the marketing and sale of proprietary educational courses, including the content of advertisements to attract students. Failure to comply with these regulations could result in legal action instituted by the states, including cease and desist and injunction actions. In the event we are subject to such legal action, our reputation would be harmed and the demand for our course offerings could be significantly reduced.

If Our Planned Expansion Into Foreign Markets is Unsuccessful, Our Profits Will Be Reduced.

Our business strategy calls for us to expand into foreign markets, including English-speaking countries in Europe, as well as French Canada and France. We have limited experience providing education and training outside North America and no such experience in non-English speaking markets. Accordingly, there is a higher degree of risk associated with our expansion into foreign markets than that which is associated with our ongoing expansion in the United States. Should our expansion provide unsuccessful, our profitability could be reduced.

Continued Significant Compensation Payments to Our Chief Executive Officer Could Impair Our Working Capital Thereby Reducing Our Operations

In 2002, we paid Russell A. Whitney, our Chief Executive Officer, a salary and bonus of $350,000 and $450,000, respectively. In May 2003, we entered into a three year employment agreement with Mr. Whitney which provides for a salary of $400,000 per year, together with bonuses to be granted by the independent compensation committee of our Board of Directors, and customary employee benefits, including health insurance. Bonuses granted by the Board of Directors to Mr. Whitney are expected to be between 50% and 150% of his salary, depending on our level of profitability. Nevertheless, substantial payments in the future to Mr. Whitney could impair our working capital, thereby reducing our operations.

The Current Market Price of Our Common Stock Significantly Exceeds Our Book Value Per Share and Increases the Risk That Our Market Value Per Share May Decline in the Future.

The current market price per share of our common stock, which represents the primary value of the units being offered, greatly exceeds our book value per share, which was a deficit of $(.55) at March 31, 2003. The lower book value per share increases the risk that our market value per share may decline in the future.

We May Redeem Our Warrants At Any Time After 90 Days From the Date of This Prospectus, Which Would Force the Holders to Either Exercise or Sell Their Warrants.

We may redeem our common stock purchase warrants included in the units at any time after 90 days from the date of this prospectus if the closing price of our common stock is at least $11.00 for ten consecutive trading days. In the event we do redeem the warrants, the holders will be forced to either exercise the warrants or sell them into the market. If our common stock is trading below the exercise price of the warrants when the holder elects to sell, the holder may incur a loss upon the sale compared to the price paid for the warrants.

The Warrants Offered Hereby May Be Redeemed On Short Notice At a Time When the Holders Are Unable to Exercise the Warrants.

We may redeem the warrants for $0.01 per warrant, subject to adjustment in the event of a stock split, dividend or the like, on 30 days’ notice at any time after the last reported sale price per share of our common stock as reported by the principal exchange or trading facility on which our common stock trades equals or exceeds $11.00 for ten consecutive trading days. If we give notice of redemption, holders of our warrants will be forced to sell or exercise the warrants they hold or accept the redemption price. The notice of redemption could come at a time when, under specific circumstances or generally, it is not possible for holders of our warrants to sell or exercise them.

If We Do Not Maintain an Effective Registration Statement or Comply With Applicable State Securities Laws, You May Not Be Able to Exercise the Warrants.

In order for you to be able to exercise the warrants, the shares of our common stock underlying the warrants must be covered by an effective and current registration statement and qualify or be exempt under the securities laws of the state or other jurisdiction in which you live. We cannot assure you that we will continue to maintain a current registration statement relating to the shares of our common stock underlying the warrants or that an exemption or qualification will be available throughout their term. This may have an adverse effect on demand for the warrants and the prices that can be obtained from reselling them.

Our Chief Executive Officer Controls, and Upon Completion of this Offering Will Continue to Control, a Majority of Our Outstanding Capital Stock, Which Means That He Has the Ability to Approve Any Matter Requiring Shareholder Approval.

Russell A. Whitney, Our Chief Executive Officer and Chairman, controls approximately 81.9% of our outstanding capital stock, and will own 71.8% of our outstanding capital stock upon completion of the offering. As such, Mr. Whitney can approve any matter requiring the vote of our stockholders, including the election of directors. Mr. Whitney could, without other stockholders, vote to approve a transaction that is not necessarily in the best interests of other stockholders or reject a transaction that may be in the best interests of other stockholders. For example, Mr. Whitney’s stock ownership may prevent a third party from acquiring a controlling position in our common stock. In many instances, a third party desiring to purchase a controlling position is willing to pay a premium to the market price. Mr. Whitney’s stock ownership would likely prevent such an event from occurring.

Our Board of Directors, Without Stockholder Approval, May Issue Preferred Stock Which Could Reduce the Voting Power of Our Other Stockholders

Our Board of Directors, without stockholder approval, may issue up to 10,000,000 shares of preferred stock. The Board of Directors can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions, which could adversely affect the voting power or other rights of the holders of common stock. Further, issuance of preferred stock could have the effect of making it more difficult for a third-party to acquire, or of discouraging a third-party from attempting to acquire, a majority of our outstanding voting stock.

The Loss of Any of Our Key Personnel, Especially Mr. Whitney, Would Disrupt Our Operations and Hurt Our Profitability.

Our future success depends to a significant extent on the continued services of our senior management, especially, Russell A. Whitney, our Chairman of the Board of Directors and Chief Executive Officer. We do not maintain key-man life insurance on the life of Mr. Whitney. The loss of the services of Mr. Whitney would likely have a significant detrimental effect on our business as he is our founder and is involved in every aspect of our business.

Our Stockholders May Suffer Dilution As a Result of Our Outstanding Common Stock Options.

At the end of March 31, 2003, there were 1,524,925 common stock options outstanding at exercise prices ranging from $1.70 to 3.70 per share. The issuance of option shares below market price can cause dilution in the value of our common stock as compared to the then market price of the common stock paid by purchasers in the offering.

FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements deal with our current plans, intentions, beliefs and expectations and statements of future economic performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “could”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms and other comparable terminology. These forward-looking statements include, without limitation, statements about our market opportunity, our strategies, competition, expected activities and expenditures as we pursue our business plan, and the adequacy of our available cash resources. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Forward-looking statements involve known and unknown risks and uncertainties which may cause our actual results in future periods to differ materially from what is currently anticipated. We make cautionary statements in certain sections of this prospectus, including under the heading “Risk Factors.” You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this prospectus, in the materials referred to in this prospectus, in the materials incorporated by reference into this prospectus, or in our press releases. No forward-looking statement is a guarantee of future performance, and you should not place undue reliance on any forward-looking statement. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

USE OF PROCEEDS

After payment of underwriting commissions and other expenses of the offering, the net proceeds of the offering are estimated to be $            , or $             if the overallotment option is exercised. We expect to use approximately $1.0 million of the net proceeds to expand our international markets, approximately $2.0 million to develop marketing programs, such as direct mail campaigns and infomercials which we will use to sell our reference materials and on-line courses, approximately $1.3 million to develop or acquire educational and training companies and the balance for working capital.

For illustrative purposes, we have set forth below our intended use of proceeds from this offering.

USE OF PROCEEDS	AMOUNT	PERCENTAGE
Expand International Markets		$1,000,000%
Develop Marketing Programs		2,000,000%
Develop or Acquire Educational and Training Companies		1,300,000%
Working Capital		%

Total		100%

PRICE RANGE OF OUR COMMON STOCK

Our common stock has traded on the Electronic Bulletin Board operated by the National Association of Securities Dealers, Inc. under the trading symbol “RUSS” since August 1998. The high and low closing prices of our common stock for the last two years, by calendar quarter, are set forth below. These quotations reflect inter-dealer prices, without retail mark-up, markdown or commissions and may not represent actual transactions.

	High Closing Price	Low Closing Price
Year Ended December 31, 2003
Third Quarter (through July 7, 2003)	$5.30	$5.00
Second Quarter	$5.50	$3.60
First Quarter	$4.50	$3.50

	High Closing Price	Low Closing Price
Year Ended December 31, 2002
Fourth Quarter	$4.20	$2.20
Third Quarter	$3.35	$2.20
Second Quarter	$3.25	$1.45
First Quarter	$3.60	$1.15

	High Closing Price	Low Closing Price
Year Ended December 31, 2001
Fourth Quarter	$1.85	$1.50
Third Quarter	$2.95	$1.65
Second Quarter	$4.00	$3.25
First Quarter	$3.87	$3.50

As of July 7, 2003, we had approximately 320 record and beneficial stockholders, and the closing price of our common stock on that date was $5.00 per share.

DIVIDEND POLICY

We have not paid dividends on our common stock in the past and do not intend to pay dividends in the foreseeable future. Instead, we will retain any earnings to finance the expansion of our business and for general corporate purposes.

CAPITALIZATION

The following table sets forth our capitalization at March 31, 2003, on an actual basis and as adjusted for the sale of 1,000,000 units offered by this prospectus at an assumed public offering price of $5.00 per unit and our application of the estimated net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses. You should read this data in conjunction with the consolidated financial statements and notes to the consolidated financial statements contained elsewhere in this prospectus.

	March 31, 2003
	Actual	As Adjusted
	(unaudited)
Borrowings:
Long-term portion of debt	$1,606,408	$1,606,408

Total borrowings	$1,606,408	$1,606,408
Shareholders’ equity:
Preferred stock, no par value, 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, no par value, 25,000,000 shares authorized, 8,102,874 issued and outstanding actual, 9,102,874 issued and outstanding as adjusted	$961,456	$5,261,456
Paid in capital	448,600	448,600
Accumulated deficit	(5,902,366)	(5,902,366)

Total shareholders’ (deficit) equity	$(4,492,310)	$(192,310)

Total capitalization	$(2,885,902)	$1,414,098

This table excludes 1,524,925 shares issuable upon exercise of stock options outstanding as of March 31, 2003 under our stock option plan at prices ranging from $1.70 to $3.70 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our consolidated selected financial data as of and for the five year period ended December 31, 2002. The data for the five years has been derived from our consolidated financial statements, which have been audited by Ehrhardt, Keefe, Steiner and Hottman, PC for 2000, 2001 and 2002 and Larry Legel CPA, for 1998 and 1999, independent certified public accountants, and which appear elsewhere in this prospectus. The table also includes consolidated selected financial data as of and for the three months ended March 31, 2003 and 2002 which have been derived from our unaudited financial statements. The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes thereto.

	Year Ended December 31,					Three Months Ended March 31,
	2002	2001	2000	1999	1998	2003	2002

Operating revenue	$62,145,237	$42,157,740	$32,859,857	$26,775,589	$13,760,208	$13,303,839	$15,453,018
Net Income (loss)	$6,229,740	$2,493,367	$(8,703,127)	$(1,962,266)	$(2,238,307)	$(1,411,379)	$3,371,041
Net Income (loss) per share	$.78	$.33	$(1.16)	$(.26)	$(.30)	$(.17)	$.43
Total assets	$26,167,287	$16,626,475	$13,654,597	$6,284,403	$2,327,228	$32,467,824	$20,195,426
Long-term obligations	$1,606,410	$575,000	$1,200,000	$—	$64,979	$1,606,408	$575,000
Stockholders’ (deficit) equity	$(3,102,555)	$(10,382,725)	$(12,936,972)	$4,233,845	$2,336,079	$(4,492,310)	$(7,011,684)
Cash flow from operations	$9,731,185	$5,276,500	$3,545,361	$1,250,950	$619,468	$3,917,290	$5,003,456

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the periods indicated should be read in conjunction with our financial statements, the notes related thereto and the other financial data included elsewhere in this prospectus. The following discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto.

CRITICAL ACCOUNTING POLICIES

We are engaged primarily in the business of providing financial education through training courses, which we also refer to as “programs,” and through educational resource materials.

Historically, approximately 80% of our revenue has been derived from our various real estate training courses. We record revenue from these courses and other training programs when both the course fees have been received and the earlier of the student’s attendance at the training program or the expiration of our obligation to provide training. We record deferred revenue when the training program proceeds are received in full prior to the time the related program takes place. Students pay for the courses in advance and the fees are non-refundable. We allow our students one year to complete their program.

Speaker fee commission payments for revenue generated are deferred until such time as the revenue is earned. We expense advertising costs as incurred. Advertising paid in advance is recorded as prepaid until such time as the advertisement is published.

Our business strategy involves geographically focused advertising which attracts potential students to a free training session which tells them about opportunities we offer. If students are interested, they may enter into a contract for future training. Historically, the amount of advertising we incur is directly related to the amount of revenue we generally earn in the form of course revenue. The revenue from the training courses can be recognized as much as one year after the initial advertising. From a financial reporting standpoint, this business model, coupled with the nature of our expenditures, will create increased losses, or reduced net income, in periods in which we accelerate our advertising expenditures in relation to prior periods and create income, or reduced losses, in periods in which we decrease our advertising expenditures in relation to prior periods.

From a balance sheet prospective, the liability, which we designate as “deferred revenue”, will increase in times of business growth and decrease in times of business contraction. Furthermore, since we generally receive cash in advance of providing the training, we must retain sufficient cash to pay both income taxes on future profits and final training costs. A significant decrease in the number of students completing our training courses on an ongoing basis will cause our deferred revenue to decrease and therefore increase our taxable income.

RESULTS OF OPERATIONS

Three Months Ended March 31, 2003 Compared to March 31, 2002

Revenue

Total revenue for the three months ended March 31, 2003 was $13,303,839, a decrease of $2,149,170 or 13.9% compared to the same period in 2002 of $15,453,018. Recognized revenue from deferred revenue was $5,254,138 for the three months ended March 31, 2003 compared to $10,250,301 for the comparable period in 2002. The decrease in revenue is due to the decrease in the advanced courses attended by students in the period compared to the previous period. During the first three months of 2003, there were 650 attendees of advanced courses compared to 1,239 attendees of advanced courses for the same period in 2002. The levels of registrations and attendance in all other courses offered by us remained relatively constant. Despite an overall increase in new student registrations of advanced courses during this period, attendance and earned revenue were reduced due to travel concerns by our students, heightened by the war in Iraq. We believe that the first quarter of 2003 is not a trend and expect revenue to return to the levels of growth that have been experienced in the previous periods. This belief is illustrated in the approximately $6,000,000 increase in deferred revenue in 2003 that will ultimately become revenue that was not present in the previous period. We expect to continue to grow our operations and student base in the future both domestically and internationally.

Direct Course Expenses

There are two components of costs included in direct course expenses. The first component is variable and is consistent with the costs associated with revenue received. These costs include instructor fees, facility costs, and travel expenses. The second component relates to the costs associated with the initial free course that is provided. The introductory course is offered to provide information to the student about our products and services. There is no revenue associated with the initial course. The revenue that is generated relates to future courses that are purchased and attended at a later date. The costs relating to these initial courses then have a significant impact on the relationship between revenue and costs. In periods in which there is a significant amount of new initial courses, as compared to advanced courses, the percentage relationship between direct course expenses and revenue increases. In periods in which there are more advanced courses, as compared to initial courses, the percentage relationship between direct course expenses and revenue decreases.

Direct course expenses increased for the first quarter of 2003 to $7,574,372, an increase of $1,426,169 or 23.2% over the prior comparable period in 2002 of $6,148,203. This increase is consistent with the increase in the amount of courses that were held during the three months ended March 31, 2003 of 229 compared to 103 in the comparable prior period and is also due to the increase in initial courses offered to 86 courses for the three months ended March 31, 2003 compared to 45 courses for the comparable prior period.

Advertising, Selling and General and Administrative Expenses and Sales Expenses

Advertising and sales expenses, of which advertising represented approximately 60% of these expenses for the three months ended March 31, 2003, was $4,540,615, an increase of $1,466,348 or 47.7% compared to the same period in 2002. The increase in advertising and sales expenses is due to an increase in media buys due to the expansion in the number of events being held by the Teach Me To Trade division, and by the increased events in the United Kingdom. Also, advertising and sales expenses increased due to recognizing those expenses that gave rise to the deferred revenues this period while conversely, we were not able to recognize those revenues which were deferred to future periods under generally accepted accounting principles.

General and administrative expenses consist primarily of payroll related expenses, insurance, office and facility expenses, and depreciation expense. General and administrative expenses increased to $3,836,939, an increase of $885,446, or 30% over the comparable period in 2002 of $2,951,493. This increase is due primarily to our hiring 64 new employees, net of terminations, to handle the increase in our volume, which was offset partially by a $250,000 decrease in merchant fee expense for the use of credit cards due to a change of banks. Additionally, management bonuses increased in the first quarter of 2003, approximating $650,000.

Net Income

Net Loss for the three months ended March 31, 2003 was $1,411,379 as compared with a net income of $3,371,041 for the three months ending March 31, 2002, a decrease of $4,782,420 or 141.9% or a per share net loss of $.17 per share as compared to net income of $.43 per share for the prior period. The decrease is directly attributable to the increase in deferred revenues in 2003 over the prior period, the decrease in the amount of revenue recognized due to expirations, increased general and administrative expenses and a proportionate increase in advertising expenses.

Liquidity and Capital Resources at March 31, 2003

Our capital requirements consist primarily of working capital, capital expenditures and acquisitions. Historically, we have funded our working capital and capital expenditures using cash and cash equivalents on hand. Cash increased by $3,704,948 to $15,785,501 at March 31, 2003, compared to an increase of $4,597,947 in the previous comparable period in 2002.

Our cash provided by operating activities was $3.92 million and $5.0 million for the three months ended March 31, 2003 and 2002, respectively. In the first quarter 2002, cash flows from advanced training programs were positively impacted by increased collection efforts by our sales associates accompanying the instructors and trainers at the training locations.

Our cash used in investing activities was $183,120 and $366,227 for the three months ended March 31, 2003 and 2002, respectively. Our investing activities for the three months ended March 31, 2003 and 2002 were primarily attributable to the purchase of office property and equipment and related party transactions described in the accompanying financial statements.

The following reflects our commitments for capital expenditures, debt and other commitments.

	Capital Expenditures	Debt(1)	Operating Lease Commitments	Total
2003	—	$121,261	$82,995	$204,256
2004	—	861,073	89,952	951,025
2005	—	352,341	88,547	440,888
2006	—	356,405	73,359	429,764
2007	—	60,784	—	60,784
Thereafter	—	938,305	—	938,305

Total	—	$2,609,169	$334,853	$3,025,022

(1)	Includes the debt associated with our purchase of two related companies, Equity Corp. Holdings, Inc and Whitney Leadership Group, Inc. The purchase price of Whitney Leadership was $1,200,000 paid to our Chairman and his wife, payable $300,000 in cash at closing and a $900,000 promissory note payable in semiannual installments beginning in February 2004 bearing an interest rate of 7%. The purchase price of Equity Corp. Holdings was $250,000 paid to our Vice President—Marketing, payable $62,500 in cash at closing, 62,500 shares of common stock, and a promissory note of $62,500 due in February 2004 bearing an interest rate of 7%. The Equity Corp. Holdings transaction additionally provides for the assumption of a $4,750,000 promissory note due to our Chairman due $1,000,000 in July 2003 and 2004 and ten installments of $275,000 payable in January and July beginning in 2005 through 2009 at an interest rate of 7%. We expect to be able to satisfy these commitments by using cash on hand and cash provided by operations. We do not expect these transactions to have a significant impact on our financial results due to the fact that the products were purchased from these entities at cost and these entities have insignificant operations with nonaffiliates.

Year Ended December 31, 2002 Compared to December 31, 2001

Revenue

Total revenue for the year ended December 31, 2002 was $62,145,000, an increase of $19,945,000 or 47% compared to the same period in 2001 of $42,200,000. Revenue earned from deferred revenue was $32,900,000 for the year ended December 31, 2002 compared to $23,600,000 for the comparable period in 2001. Attendance at advanced training courses accounted for approximately $7,000,000 in additional revenue combined with approximately $4,000,000 additional revenue through co-marketing efforts via strategic alliances with other companies. A large portion of this revenue was recognized because our customers’ contract periods had expired and we had previously made changes in our internal policies concerning contract terms with our customers. Specifically, in the past, we had permitted customers to extend their contract period which caused an extension of the time revenue was deferred. Our contract terms no longer permit students to extend contracts, therefore, we effectively recognized revenue previously deferred under the old policy. We expect to continue to grow our operations both domestically and internationally and expect to continue our revenue growth. The UK and Canadian based sales for 2002 were approximately 10% of gross revenue, foreign operations were not significant in prior periods.

Direct Course Expenses

There are two components of costs included in direct course expenses. The first component is variable and is consistent with the costs associated with revenue received. These costs include instructor fees, facility costs, and travel expenses. The second component relates to the costs associated with the initial free course that is provided. The introductory course is offered to provide information to the student about our products and services. There is no revenue associated with the initial course. The revenue that is generated relates to future courses that are purchased and attended at a later date. The costs relating to these initial courses then have a significant impact on the relationship between revenue and costs. In periods in which there is a significant amount of new initial courses, as compared to advanced courses, the percentage relationship between direct course expenses and revenue increases. In periods in which there are more advanced courses, as compared to initial courses, the percentage relationship between direct course expenses and revenue decreases.

Direct course expenses increased for the year ended December 31, 2002 to $28,400,000, an increase of $8,600,000 or 44% over the prior comparable period in 2001 of $19,700,000. This increase is consistent with the increase in the amount of courses that were held during the year ended December 31, 2002 of 690 courses compared to 600 in the comparable prior period and is also due to the increase in initial courses offered to 244 courses for the year ended December 31, 2002 compared to 216 courses for the comparable prior period.

Advertising, Selling and General and Administrative Expenses

Advertising and sales expense, of which advertising represented approximately 60% of the expenses for the year ended December 31, 2002 were $13,900,000, an increase of $2,300,000 or 21% compared to $11,600,000 in the prior period. This increase in advertising and sales expense is consistent with the increase in direct course expenses relative to the increase in the amount of events held during the year ended December 31, 2002.

General and administrative expenses increased to $13,904,000, an increase of $5,300,000 or 62% compared to $8,600,000 for the same period in 2001. This increase was due primarily to increased personnel hired to handle the increase in our volume of business. Included in general and administrative expenses were $109,000 related to our airplane and $26,000 related to our facility in Costa Rica.

Net Income

Net income for the year ended December 31, 2002 was $6,200,000 as compared with net income of $2,500,000 for the year ended December 31, 2001, an increase of 148% or $.78 per share as compared to $.33 per share for the prior period. The increase is directly attributable to increased sales in 2002 over the prior period, increased recognition of deferred revenues, increased production from marketing programs resulting in a larger gross profit and a disproportionate increase in advertising expenses. Currently, more than 12,000 new students attend one or more of our free or fee based programs each month. Approximately 60% of our gross annual revenue is attributable to repeat business, a factor that indicates students find our training to be effective.

Liquidity and Capital Resources at December 31, 2002

At December 31, 2002, we had cash of $12,100,000 as compared with $6,900,000 at December 31, 2001. This increase of $5,200,000 was attributable primarily to cash provided by operations.

Our cash provided by operating activities was $9.7 million versus $5.3 million for the year ended  December 31, 2001. In the year ended December 31, 2002, cash flows from advanced training programs were positively impacted by increased collection efforts.

Our cash used in investing activities was $4,900,000 and $829,000 for the years ended December 31, 2002 and 2001, respectively. The increase in cash used in investing for the year ended December 31, 2002 was due to our acquisition of Teach Me To Trade ($688,000), the purchase of an airplane ($2,100,000), the purchase of land ($1,200,000) and progress payments on our facility in Costa Rica ($900,000). The Teach Me To Trade acquisition added programs, which provide instruction in stock market investment techniques. Our airplane purchase allows us to transport our trainers to scheduled training sessions around the U.S. when commercial air travel is unavailable due to weather conditions or lack of flight schedule flexibility. We also allow our executives to use the airplane when we believe our executives will be able to save time compared to commercial flight schedules. We subsequently financed $1,200,000 of the purchase price of the airplane. This note is payable in monthly principal and interest payments at the LIBOR rate plus 3.42% (4.87% at December 31, 2002) and is due in December 2018. This note is secured by the airplane and is personally guaranteed by our Chairman up to $170,000.

At December 31, 2002, we had unused amounts under two letters of credit aggregating $1,500,000, collateralized by our certificates of deposit. These letters of credit expire in January 2003 and October 2005 and carry an interest rate of 2.98% and 3.68%, respectively.

From time to time, we evaluate potential acquisitions of business products or technologies that complement our business. To the extent that resources are insufficient to fund future activities, we may need to raise additional funds. However, there can be no assurance that additional funding, if needed, will be available. If adequate funds are not available on acceptable terms, we may be unable to expand our business, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, operating results and financial condition.

The following reflects our commitments for capital expenditures, debt and other commitments.

	Capital Expenditures	Debt	Operating Lease Commitments	Total
2003	—	$162,105	$115,292	$277,397
2004	—	498,573	89,952	588,525
2005	—	52,341	88,547	140,888
2006	—	56,405	73,359	129,764
2007	—	60,784	—	60,784
Thereafter	—	938,307	—	938,307

Total	—	$1,768,515	$367,150	$2,135,665

We develop and introduce most of our courses internally and therefore our expansion into new overseas markets requires few strategic relationships or contracts. Normally we visit the market and contact realtors, attorneys and media people, to determine local procedures and customs. We then develop the manuals and course materials internally. We lease temporary office space in each market until we can find permanent facilities and hire and train personnel to staff our offices. Our contractual commitments are extremely minimal but our investment in personnel is significant and our largest expense. We estimate that the cost of developing a new foreign market, including air travel, personnel and incidental costs, will amount to $300,000 to $400,000. This amount includes development of manuals and training materials, development of marketing materials, analysis of markets and laws for the target country to be funded over an approximately 10 month period.

We believe our cash resources are more than sufficient to fund our operation and growth plans for the next 12 months.

Year Ended December 31, 2001 Compared to December 31, 2000

Revenue

Total revenue for the year ended December 31, 2001 was $42,200,000, an increase of $9,300,000 or 28% compared to the same period in 2000 of $32,900,000. Revenue earned from deferred revenue was $23,600,000 for the year ended December 31, 2001 compared to $11,300,000 for the comparable period in 2000. The entire increase was due to increases in course attendance which is illustrated in the increase in revenue earned from deferred revenue.

Direct Course Expenses

There are two components of costs included in direct course expenses. The first component is variable and is consistent with the costs associated with revenues received. These costs include instructor fees, facility costs, and travel expenses. The second component relates to the costs associated with the initial free course that is provided. The introductory course is offered to provide information to the student about our products and services. There is no revenue associated with the initial course. The revenue that is generated relates to future courses that are purchased and attended at a later date. The costs relating to these initial courses then have a significant impact on the relationship between revenue and costs. In periods in which there is a significant amount of new initial courses, as compared to advanced courses, the percentage relationship between direct course expenses and revenue increases. In periods in which there are more advanced courses, as compared to initial courses, the percentage relationship between direct course expenses and revenue decreases.

Direct course expenses decreased to $19,500,000 for the year ended December 31, 2001 from $22,200,000 for the year ended December 31, 2000, due in part to a $3.4 million reduction in costs related to our internet division. Due to rapid advances in Internet technology, the lack of suitable web site designers, and lower than expected revenues, we ceased offering Internet courses in 2001. The decrease is also due to the decrease in the amount of courses that were held during the year ended December 31, 2001 of 600 compared to 728 in the comparable prior period and is also due to the increase in initial courses offered to 216 courses for the year ended December 31, 2001 compared to 290 courses for the comparable prior period.

Advertising, Selling and General and Administrative Expenses

Advertising, selling and general and administrative expenses increased for the year ended December 31, 2001 to approximately $20,300,000 from $19,600,000 in 2000. The increase in expenses and the corresponding increase in revenue for 2001 over 2000 reflect a general increase in business activity, our expansion into new markets and our development of new products. Separately, general and administrative expenses increased from $7,100,000 to $8,300,000 due to increased staffing and related expenses associated with our increased business activity.

Sales and marketing expenses consist primarily of television and newspaper advertising, direct mailings, travel, public relations, trade shows, preparation of marketing literature and overhead allocations. General and administrative expenses consist primarily of salaries and other personnel-related expenses for our administrative, executive and finance personnel as well as outside legal and auditing costs.

Net Income

Net income of $2,500,000 or $.33 per share for the year ended December 31, 2001 increased by $11,200,000 over the net loss for the year ended December 31, 2000 of $8,700,000, or $1.16 per share. Earnings (loss) before interest, taxes, depreciation and amortization for the year ended December 31, 2001 and 2000 were $2,900,000 and $(8,500,000), respectively.

After continued losses in the Internet division, we terminated our outside training operations in 2001 but continued to maintain Web site operations and sales in that division. We also decided during 2001, after a test period, not to proceed with our Building Wealth Centers in Georgia and Mississippi, due to unacceptable returns and higher than anticipated fixed costs.

Liquidity and Capital Resources

At December 31, 2001, we had cash of $6,900,000 as compared with $3,300,000 at December 31, 2000. This increase of $3,600,000 was attributable primarily to cash provided by operations.

Our cash provided by operating activities was $5.2 million versus $3.5 million for the year ended December 31, 2001 and 2000, respectively. In the year ended December 31, 2001, cash flows from advanced training programs were positively impacted by the increased collection efforts by the sales associates accompanying the instructors and trainers at the training locations.

Our cash used in investing activities was $829,000 and $1,500,000 for the year ended December 31, 2001 and 2000, respectively. We also used $875,000 during the year ended December 31, 2001 reducing our long term and officer/stockholder debt.

From time to time, we evaluate potential acquisitions of business products or technologies that complement our business. To the extent that resources are insufficient to fund future activities, we may need to raise additional funds. However, there can be no assurance that additional funding, if needed, will be available. If adequate funds are not available on acceptable terms, we may be unable to expand our business, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, operating results and financial condition.

We believe our cash resources are more than sufficient to fund our operation and growth plans for the next 12 months.

Year Ended December 31, 2000 Compared to December 31, 1999

Revenue

Revenue for the year ended December 31, 2000 increased to $32,900,000 from $26,800,000 for the year ended December 31, 1999, an increase of $6,100,000, or 23%. Total deferred revenue on the balance sheet was $22,600,000 and $9,300,000 at December 31, 2000 and 1999, respectively. Cost of sales increased to $22,200,000 for the year ended December 31, 2000 from $11,500,000 for the year ended December 31, 1999, an increase of 93%. The increase in cost of sales reflected the increase in revenue and the costs of our Internet division which generated only negligible revenues.

Advertising, Selling and General and Administrative Expenses

Advertising, selling and general and administrative expenses increased for the year ended December 31, 2000 to $19,600,000 from $17,200,000 in 1999. This increase in expenses and the corresponding increase in revenue for 2000 over 1999 reflects a general increase in business activity and the results of our plan to expand our business into new markets and develop new products. Separately, general and administrative expenses increased from $4,500,000 to $7,100,000 due to increased staffing and related expenses associated with our increased business activity.

Sales and marketing expenses consisted primarily of television and newspaper advertising, direct mailings, travel, public relations, trade shows and preparation of marketing literature and overhead allocations. General and administrative expenses consisted primarily of salaries and other personnel-related expenses for our administrative, executive and finance personnel as well as outside legal and auditing costs.

Net Loss

The net loss of $8,700,000 or $1.16 per share for the year ended December 31, 2000 increased by 343% over the net loss for the year ended December 31, 1999 of just under $2,000,000, or $.26 per share.

Seasonality and Fluctuations in Quarterly Operating Results

Our quarterly operating results have varied in the past and are expected to vary in the future as a result of a variety of factors, some of which are outside our control. Factors that may adversely affect our quarterly operating results include the demand for educational training, the timing of educational sessions and registrations, the mix of revenue from products and services and market acceptance for our products.

OUR BUSINESS

Current Operations

Since 1992, we have provided post-secondary educational and training courses for students throughout the United States. In recent years we have expanded our operations to include course offerings to students in Canada and the United Kingdom. Our courses provide instruction in:

•	real estate investing;

•	business strategies;

•	stock market investment techniques;

•	entering international business markets;

•	cash management;

•	asset protection; and

•	other financially-oriented subjects.

We also develop and sell educational resource materials which we prepare to support our course offerings and for sale to the general public.

Initially, we focused primarily on basic and advanced real estate training programs which we offered throughout the United States. Although our U.S. based real estate training programs represented approximately 80% of our revenue in 2002, we have gradually expanded our course offerings and geographical markets. We currently offer approximately 150 educational courses and training programs per month covering more than 20 financially-oriented subjects which we provide either for free or on a fee basis to over 12,000 attendees per month. For the year ended December 31, 2002, approximately 90% of our revenue was generated from domestic sales and 10% was generated from sales made in Canada and the United Kingdom. For the year ended December 31, 2002, 60% of our revenue was generated by students enrolled in a previous program of ours. Our tuition ranges from approximately $3,000 to $32,000 per course of study. Our training is offered in the U.S. and internationally:

•	in meeting facilities and conference centers;

•	at regional training centers located in hotels or other temporarily rented facilities selected by us; and

•	at our 7,000 square foot international training facility and conference center in Costa Rica.

Our students are initially recruited by attending a free informational training session related to a specific educational subject which is hosted by one of our trainers and is held at a local hotel or other rented auditorium facility. The subject, date and location of the training session is advertised in local newspapers, on our Web site, in television advertisements and through direct mailings and telemarketing. We hold these sessions in major metropolitan areas throughout the United States, Canada and the United Kingdom. In August 2002 we purchased for approximately $2,100,000 an airplane which we use to transport some of training personnel when commercial travel is unavailable. Following the free informational training session, the student may purchase reference materials on the subject discussed or may elect to receive further fee-based training in the many financial subjects we offer either in the student’s hometown or in regional training centers which we rent temporarily in hotels. We engage over 70 trainers, instructors and mentors in connection with our various educational course offerings.

Following the first fee-based training session, students interested in learning more on the course topics may also subscribe to our periodic publications, purchase books or software programs or attend advanced training courses. In addition to our over 25 resource publications, we offer three-day advanced training programs throughout the United States, in Canada and the United Kingdom. We also provide post-training programs conducted by our over 30 mentors, who travel to students’ hometowns for “hands on” business training.

Currently, approximately 80% of our revenue is derived from our various real estate training courses, which include leveraged residential and commercial real estate acquisition, real estate financing techniques, the use of purchase/lease options, property management and real estate foreclosure techniques. The balance of our revenue is divided between courses offering other business strategies, such as stock market strategies, options trading, asset protection, acquisition of commercial real estate properties, creative financing techniques, international finance and topical business subjects along with the sale of reference materials.

In June 2002 we acquired the Teach Me To Trade division of Maverick Trading LLC for $1,438,000 in cash and 189,655 shares of our common stock. Teach Me To Trade offers courses similar to ours, but focuses on stock market investment strategies. We subsequently integrated the Teach Me To Trade courses into our own training sessions.

In July 2003 we acquired Equity Corp. Holdings, Inc. and Whitney Leadership Group, Inc. which previously were owned by two of our executive officers. Whitney Leadership holds all of the copyright and intellectual property rights associated with our educational materials and licenses these rights to us for payments which have averaged $239,000 annually over the last three years. We entered into the acquisition agreement in order to eliminate these payments and to gain control of intellectual property rights that form the core of our business. Equity Corp. has developed a program that allows homeowners to make mortgage payments every two weeks rather than monthly thereby more quickly reducing principal and accordingly reducing interest payments. Equity Corp. also manages the processing of the payments through the customer’s account to the mortgage holder. We use this program as a part of our basic real estate training courses and believed it was important to acquire the program to insure the continuity of its use.

In May 2003 we agreed to provide management services for Success Development, Inc. another Florida based company engaged in the post secondary real estate training business. Under the agreement, we will acquire SDI’s data base of over 200,000 students, administer SDI’s website and assist it in marketing its training courses. We were also granted an option to purchase SDI’s real estate training assets for an as yet undetermined price.

We support our educational training by providing our students with a series of outlines, magazines, books, cassette tapes, CDs, Web-based interactive discussions and learning tools and software programs. Currently, we offer over 25 educational publications and software packages, which are distributed to students registered in our educational programs and sold directly to the public.

Our Strategy

We believe we have the opportunity to significantly expand our leadership position in the financial education industry. In order to do so, we have implemented a strategy that includes:

•	Increasing the number and type of our course offerings. We intend to continue to increase the number and type of our educational course offerings in order to attract more students. New courses will further diversify our financial educational products and will include subjects which we believe are gaining in interest and popularity among students, such as courses on acquisition of mobile and manufactured homes and real estate portfolio management.

•	Expanding our markets outside the United States. Consistent with our earlier expansions to Canada and the United Kingdom, we intend to add new markets in order to attract students we do not currently reach. Initially, we expect to focus our expansion efforts on English speaking European countries, beginning with Ireland and Scotland. However, we expect to offer courses in non-English speaking countries in the near future, beginning with French-speaking Canada and France.

•	Marketing our reference materials and online courses. We intend to emphasize the direct marketing of educational products and reference materials which we currently use primarily to support our training programs. These products will be marketed on a stand alone basis through direct mail campaigns and promotions on our Web sites. We also intend to develop selected courses electronically, primarily online, as well as through traditional student-attended programs and classes. Our electronic courses will be used to supplement our existing courses and will be marketed using television infomercials developed and produced by us. Responses generated from our direct mail and infomercial campaigns will also be used to market our existing training programs and courses to those who responded.

•	Diversifying our media advertising. We intend to increase our print and television advertising and test new forms of marketing, including direct mail campaigns, e-mail campaigns and attending real estate and financial product shows, seminars and conventions. We also intend to develop and produce infomercials to specifically market our reference materials and our electronic courses.

•	Developing or acquiring accredited or licensed proprietary schools. We are licensed in Texas as a proprietary school and intend to develop this portion of our financial education business. We may seek to expand our proprietary school operations by developing new schools that offer post-secondary education technical courses or by acquiring existing schools from third parties. We have no understandings or agreements to develop or acquire such schools at the present time.

Educational Training

Following a free informational training session, we offer our students a variety of educational courses, which we also refer to as “programs,” as well as educational materials. These programs provide the opportunity to train either in the student’s home town or at local or regional camps. Our trainers take students step-by-step through a curriculum that stresses a broad range of financial educational training, money management and asset protection. Our financial educational training is taught to students in the United States, Canada and the United Kingdom through traditional course study and hands-on training, and includes the following subjects. We do not have any specific educational requirements for our trainers, but we do require that they have experience with respect to the subjects they teach and that they have completed training programs which we provide that prepares them to teach their particular subjects.

Basic Training

Following the free educational training session, our students may elect to learn more about the subject by attending a basic course in the student’s home town.

Real Estate.    Our Real Estate Training Academy is a local training program offering a curriculum that focuses on the general business of real estate and teaches the fundamentals of negotiating real estate purchases with sellers, rehabilitating distressed properties, leasing rental units to tenants and using a database to generate multiple sources of cash flow. Students are taught the mechanics of completing a real estate transaction in their community, from writing a contract to closing the transaction, with emphasis upon creative financing strategies.

Business.    Our three-day business local training workshops currently are in development and are being designed to teach students how to organize and build a business, how to broker or buy discount notes and mortgages, how to fund a retirement plan at maximum levels, how to purchase property at discount prices through auctions or online trading and how to arrange E-commerce accounts for clients and customers.

Financial.    Our Teach Me To Trade Training Academy is a local training program offering a curriculum that focuses on stock market trading strategies and uses proprietary software and specific teaching techniques designed by us. Students are taught to understand the stock markets, investment strategies, risks and how to maximize returns in bull and bear markets.

Advanced Real Estate Training

Upon completion of a local basic training program, students may seek more advanced training at our specialized regional training centers, which are generally three days in length and are held in locations around the country. Most of these programs offer local tours so that students can observe negotiating techniques and view properties in the area. Students are led through real estate acquisition and financing transactions from beginning to end and are provided with a number of real estate acquisition strategies.

Intensified Real Estate Training.    Our Intensified Real Estate Training course is offered at our corporate headquarters in Cape Coral, Florida. This course expands upon the students’ knowledge of real estate gained from our basic course. During Intensified Real Estate Training, students learn how to locate and analyze various property types and how to effectively analyze property income and expense. Students telephone actual sellers and then tour properties offered for sale throughout the Cape Coral and Fort Myers, Florida areas. Students then conduct real estate investment negotiations and may complete transactions under the supervision of their instructor. Guest speakers including investors, property managers, developers, grant officers, loan officers, realtors and mortgage brokers explain how students can locate financing for a variety of transactions, from multi-unit apartment complexes to unimproved land.

Wholesale Buying.    Our Wholesale Buying training course instructs students on the fundamentals of identifying, locating, negotiating, financing and disposing of wholesale properties. Students are also taught how to develop an investor database and how to manage out-of-state properties. While enrolled in this program, students develop a five-year investment plan with the help of our instructors. This program is focused upon taking students from the level of novice investor to a proficiency in managing a real estate investment portfolio.

Foreclosure.    Our Foreclosure Training course teaches the intricacies of the real estate foreclosure process, how and why foreclosures occur, the role of secured lenders in foreclosure actions and discusses laws that affect lenders and borrowers. Students visit a local county courthouse to search foreclosure records and review title and tax information. Students visit with owners of properties that are in foreclosure and learn how to negotiate transactions for properties in foreclosure. Our instructors also teach students how to read foreclosure notices and how to refinance their acquisitions to generate cash at the closing. Students also learn how to inspect, estimate the value of and rehabilitate houses.

Purchase Options.    Our Purchase Option training course is designed to teach students how to control an equitable interest in property without actually owning the property and how to create lease options on properties. Students learn how to structure lease options and purchase options and how to generate cash from purchase real estate transactions. Included with the course is a field trip and detailed information on how to select appropriate properties for option or purchase. Other sessions include negotiating with prospective sellers and prospecting for tenants, buyers and lessees.

Property Management Cash Flow.    Our Property Management & Cash Flow training course teaches students how to manage their rental properties, including how to analyze monthly cash flows. Students also learn how to earn income by managing the properties of others and how to find and retain tenants. The course curriculum includes numerous approaches to resolving tenant-landlord problems such as delinquent rents, raising rents and evicting tenants. Our instructors discuss governmental regulations and the tax implications associated with real estate. Students learn about the profit potential for acquiring student housing and rooming houses as well as learning how to find and rehabilitate distressed properties. The program also teaches basic marketing techniques to increase profits.

Investing in Mobile Homes.    Our Manufactured/Mobile Homes & RV Parks training course teaches students how to buy, sell and rent mobile homes and parks, an often overlooked segment of the real estate market. While mobile homes cost far less than frame constructed homes, they can yield a significant rate of return on investment. Other subjects include developing and operating a mobile home park, expanding rental “pads” and lots to hold more units, obtaining standard and unconventional financings, estimating fix-up, improvement and moving costs, obtaining seller financing terms and identifying attractive properties at foreclosures and repossessions.

Commercial Real Estate Investing.    Our Commercial Real Estate Investing training course highlights the fundamentals of analyzing, buying, managing and disposing of commercial properties. Students also learn how to establish relationships with lenders and government financing agencies. This course, like many of our courses, teaches students how to rehabilitate properties and how to locate and pre-qualify tenants. Our trainers also teach students about various leasing arrangements and describe various legal forms used in commercial property management. Students finish their training with a four-hour analysis tour of commercial properties.

Keys to Creative Real Estate Financing.    Our Keys to Creative Real Estate Financing course teaches students how to create and refinance mortgages, how to exchange properties without tax consequences and how to structure financings in light of prior credit problems. Discussions also include determining home equity, engaging in real estate negotiations and the use of hard-money lenders.

Business Success Training

Our Business Success programs offer a series of training courses associated with starting a business, growing a business and protecting assets.

Asset Protection and Tax Relief.    Our Asset Protection and Tax Relief training course describes various legal entities used to hold property such as partnerships, corporations, and land and international trusts and the use of these entities to protect assets. Students also learn how to minimize income tax and estate tax liabilities and to develop their own personal investment plans.

Discount Notes and Mortgages.    Our Discount Notes and Mortgages training course teaches students how to broker and buy commercial paper at a discount. Students learn how to locate funding sources for discounted notes and mortgages. Trainers also teach students how to discount other sources of debt such as business leases, business notes, inheritances, lotteries, life insurance policies and structured settlements.

Financial Training Programs

Our Financial Training programs are designed to help students learn about stock market and international equity investing.

Master Trader.    Our Master Trader Advanced Training course is a three-day program offering intensified training designed to provide traders and investors with the knowledge needed to prosper in various market environments. This program offers the students a selection of long and short-term strategies and uses state of the art proprietary software. Course work includes technical analysis, fundamental analysis and our Master Training techniques.

Trading P.I.T..    Our Trading P.I.T. (pros-in-training) course describes the trading approaches of top money managers. The course teaches students how to create an income stream using more conservative trading techniques and other strategies designed to limit risk while increasing the probability of success. Strategies covered include a number of trading approaches such as bidirectional trading, hedged directional trading, nondirectional trading, floor-trading strategies and capital preservation. Our 5-Point STAR Trader Formula allows users to quickly scan the market, generate forecasts and select strategies.

Single Stock Futures.    Our Single Stock Futures course addresses changes in rules regarding single stock futures. We discuss new tools associated with spread trading and leveraged trading. Students are taught the legal framework of single stock futures, set-ups and strategies and where single stock futures fit into their diversified portfolios.

Advanced P.I.T. Training Camp.    Our Advanced P.I.T. Training course offers our students the opportunity to experience the market from the inside—directly from the floor of an organized exchange during a market visit followed by a simulated floor trading session after the market closes. Instruction is provided by our options trainers. Subjects include advanced spread trading strategies, CPR (current portfolio repair) and creating a personal mutual fund.

International Finance and Investment Training Course.    We have recently developed a new advanced training program in international finance and investment which is offered in our Costa Rica Conference Center. This program offers a curriculum that includes wealth building and investment opportunities overseas. The training also addresses the benefits of establishing a business internationally, investing in foreign markets, raising venture and working capital internationally and asset protection.

Mentoring Programs

We offer advanced training programs conducted by our over 30 mentors, who travel to the students’ home towns for “hands-on” business training.

Real Estate.    Our Real Estate mentoring program applies the curriculum of the basic real estate camps to the student’s city of choice. Under this program, one of our mentors travels to the student’s city for four days to guide the student through an investment transaction. Students review the real estate acquisition techniques involved and learn the real estate characteristics of the local market. Students can put to practice the skills they have gained while working directly with an experienced mentor.

Financial.    For mentored financial training, our students travel to a brokerage firm and spend three and one-half days coached by an experienced stock market trader.

Additional Products

We market directly to customers a wide range of educational and reference products that supplement our training programs, such as our Building Wealth Real Estate Home Study Course; Real Estate Success System Software; Business Success System Software; Discount Notes and Mortgages Home Study Course; self-help courses and manuals that provide students with information about their credit along with first-time homebuyers’ manuals. We are planning to develop on-line courses covering a number of our educational training subjects and expect to market these courses in the second half of 2003.

Sales and Marketing

We create interest in and demand for our educational programs, products and services through a mix of television advertising, print advertising, direct mail, attendance at trade shows and Internet marketing. We employ a sales force of over 100 individuals trained to handle the needs of new students, to promote new products and services to existing and former students and to respond to customer inquiries via phone, e-mail or the Internet.

Our marketing programs include:

•	Television advertising, which is our primary means for promoting our educational courses. We generally concentrate our television advertising in the cities where our courses are scheduled to be held. Television advertising is often used in coordination with direct mail marketing in order to maximize sales efforts and create greater name recognition within the target population. In the future we intend to develop television infomercials to sell our new electronic course offerings.

•	Limited news print advertising, which we also purchase in markets where our training courses are scheduled to be held.

•	Direct mail and e-mail marketing, which we use in promoting our educational training courses and marketing new educational products, programs and services to our current and former students and to prospects whose names have been provided to us by third party vendors.

•	Internet marketing, which is primarily focused on our Web site at http://www.russwhitney.com. The site contains information about our products, programs and services, many of which may be purchased online.

•	Cross promotional advertising campaigns, which we employ from time to time in conjunction with other financial education service providers.

Competition

The financial education training business is highly-fragmented and intensely competitive. In a broad sense, we compete with national and international post-secondary education companies, such as Apollo Group, Devry Educational, Sylvan and New Horizon, that offer technical and industrial training and career training. We do not, however, compete with these or other companies that offer undergraduate or advanced degrees or continuing education programs. More specifically, we compete with a number of smaller companies, such as Wyse Trade and Robbins Research International, that offer training on specific business subjects including real estate and stock market investing. Generally, competitive factors within the proprietary educational market include the range and depth of course offerings, the quality of teachers and trainers, the quality of reference materials provided in connection with course studies and the cost of the educational process. We believe that the range and depth of our course offerings and our brand name offer competitive advantages over many of our direct competitors. We train our own teachers and trainers and we prepare most of our own course materials which we believe offer us competitive advantages over companies that do not train their own teachers or develop their own educational materials. As a result of constantly attending the training sessions of our competitors, we believe that the quality of our teachers, trainers and reference materials are consistent or superior to those of our competitors. Our charges for our educational courses are also consistent with those of our competitors. Many of our competitors have financial and marketing resources and name recognition superior to ours.

Intellectual Property

We regard our educational materials and products, trademarks, servicemarks and trade symbols as proprietary and we rely primarily on statutory and common law protections, such as copyrights and trademarks, to protect our interests in these materials. While some of our products and trade names are commonly used terms and do not afford us significant copyright or trademark protection, we also use employee and third-party non- competition and non-disclosure agreements and other contractual methods of protecting proprietary rights to safeguard our intellectual property.

Employees

At December 31, 2002, we had approximately 250 employees, plus over 70 independent contractors who act as trainers, instructors and mentors. Our employees are not represented by a labor union, and we believe our relations with our employees are satisfactory.

Facilities

Our executive offices are located in a 30,000 square foot office building we own at 1612 E. Cape Coral, Cape Coral, Florida 33902. We use 19,000 square feet for our corporate headquarters and administrative facilities and lease 11,000 square feet to nonaffiliates. We also own a 7,000 square foot conference and training center in Costa Rica, which we designed and built in 2002.

We lease 5,524 square feet of office space and training facilities at 4818 Coronado Parkway, Cape Coral, Florida 33904 from Russell A. Whitney, our Chairman and Chief Executive Officer, under a month-to-month oral lease, at $5,524 per month. The terms of the lease are no less favorable than those which we could obtain from an independent third party.

We lease 6,840 square feet of office space at 12244 South Business Park Drive, Suite 230, in Draper, Utah. The lease expires in October 2006 and is payable at the rate of $6,128 per month.

Our Canadian subsidiary leases 1,200 square feet of office space at 3780-14th Avenue, Unit 20, Ontario, Canada. The lease expires in April 2003 and is payable at rates increasing from $1,081 to $1,654 per month over the term of the lease.

We recently purchased an approximately three-acre building site in Cape Coral, Florida, which we may use in the future for a new or additional corporate headquarters and administrative facilities.

We locate what we refer to as regional training centers in hotels in a number of cities across our market areas. We rent, generally for three to five days, meeting rooms in these hotels for use in training our students.

Government Regulation

We rely on advertising to attract new students and most states regulate post secondary education advertising practices Since our inception we are aware of four occasions in which states have investigated our advertising practices. These states were Florida, Michigan, Pennsylvania and Tennessee.

In 1996, Florida terminated its investigation into our advertising practices without charges or penalties. In 1998, we agreed to a Michigan Assurance of Discontinuance that required us to be licensed to sell business opportunities. We paid an investigation fee of $250, did not admit wrongdoing and have been conducting business in Michigan since 1998 without incident. In 1998, we agreed to a Pennsylvania Assurance of Voluntary Compliance pursuant to which we agreed to comply with all applicable requirements of the Consumer Protection Law. We did not admit wrongdoing and have been conducting business in Pennsylvania since 1998 without incident. We paid Pennsylvania $4,000 to cover investigative costs. In 1997, we agreed to a Tennessee Agreed Final Order pursuant to which we agreed not to violate the Tennessee Consumer Protection Act in connection with our advertisements. We did not admit wrongdoing and have been conducting business in Tennessee since 1997 without incident. We paid Tennessee $9,500, of which $7,500 was to cover investigative costs.

OUR MANAGEMENT

Officers And Directors

Information concerning each of our executive officers and directors is set forth below:

Name	Age	Position
Russell A. Whitney	47	Chairman of the Board of Directors,
		Chief Executive Officer and President
Ronald S. Simon	60	Executive Vice President, Chief Financial
		Officer, Secretary and Director
Nicholas S. Maturo	55	Chief Operating Officer
Charles E. Miller	53	Vice President—Finance
John F. Kane	49	Vice President—Marketing
Gonzalo DeRamon	39	Director
Frederick A. Cardin	57	Director
Chester P. Schwartz	58	Director

Directors hold office for a period of one year from their election at the annual meeting of stockholders or until their successors are duly elected and qualified. Officers are elected by, and serve at the discretion of, the Board of Directors. Our Audit and Compensation Committees are composed of Messrs. DeRamon, Schwartz and Dr. Cardin, all of whom are independent directors. John B. Gallagher joined our Board of Directors in April 2003 and resigned in July 2003.

Russell A. Whitney, Chairman of the Board of Directors and Chief Executive Officer.    Mr. Whitney is our founder and has been Chairman and Chief Executive Officer of our company and its predecessors since 1987. He is also Chief Executive Officer and a director of all of our wholly-owned subsidiaries. Mr. Whitney is also an active real estate investor for his own account and has written and published three books on wealth building topics. Mr. Whitney devotes substantially all of his time to our business.

Ronald S. Simon, Executive Vice President, Chief Financial Officer, Secretary and Director.    Mr. Simon has been our Chief Financial Officer and a member of our Board of Directors since August 1998. Mr. Simon was a self-employed certified public accountant from 1987 until he joined us as our Chief Financial Officer in June 1998. In June 2002, he was appointed our Executive Vice President. Mr. Simon holds a Bachelor of Science degree in accounting from the University of Illinois.

Nicholas S. Maturo, Chief Operating Officer.    Mr. Maturo joined us in September 2002 and became our Chief Operating Officer in January 2003. He was the Chief Operating Officer of Food Trader, Inc. from March 2000 to November 2002. From 1981 to January 2000, he held a number of executive positions with Kraft Foods and was Chief Information Officer when he left Kraft.

Charles E. Miller, Vice President—Finance.    Mr. Miller joined us in June 2002. From 1996 until May 2002, he was the Chief Financial Officer for First Home Builders, a privately-held Florida-based home building company. Mr. Miller is a Certified Public Accountant and an attorney. He graduated in 1971 from Colgate University with a Bachelor of Arts degree and earned a J.D. degree from Albany Law School in 1974.

John F. Kane, Vice President—Marketing.    Mr. Kane has been the President of Precision Software Services, Inc., one of our wholly-owned subsidiaries since 1993. Precision develops real estate investment and other basic business software and was purchased by us in November 2001. We appointed Mr. Kane our Vice President of Marketing in January 2003.

Gonzalo DeRamon, Director, joined us as a director in April 2003. Since May 2000, Mr. DeRamon has been Vice President of Development Banking for the Bank of America, responsible for development of affordable housing in the South Florida market. His responsibilities include negotiating land acquisitions, structuring joint ventures and financings, selecting professional consultants as well as project underwriting through closing. From 1996 to May 2000, Mr. DeRamon was Vice President of Finance and Treasurer for Greater Miami Neighborhoods, where he was responsible for the management of 2,800 multi-family units and over 250 single family units, all located in the Greater Miami, Florida metropolitan area. From 1993 to 1996, he was Comptroller for Greater Miami Neighborhoods, responsible for receiving and distributing institutional and bank funds used to revitalize inner city neighborhoods. Mr. DeRamon received a Bachelor of Science degree in industrial engineering from Santa Domingo Institute of Technology in the Dominican Republic and an MBA in investment and corporate finance from Florida International University.

Frederick A. Cardin, Director, joined us as a director in April 2003, and since June 1996, has been managing director of Harvard Growth Strategies, a consulting firm which advises clients on business strategies, financing and marketing. Dr. Cardin publishes articles and lectures on such topics as corporate, investment and international finance, strategic planning, financing, entrepreneurship, management, merger and acquisition planning and health care and environmental economics. From 1974 to 1981, he was first a member and then a partner and a director of the Cambridge Research Institute, a strategic planning consulting firm in Cambridge, Massachusetts. At the Cambridge Research Institute he led strategic analyses of the computer and telecommunications industries. In 1985 he founded and acted as Chairman and Chief Executive Officer of O!Deli Corporation, a publicly-traded food franchisor. O!Deli grew to 50 franchisees before its acquisition by Pacific Equities. From 1970 to 1971 he held a faculty appointment in international finance at the Harvard Business School, where he developed cases and teaching materials on speculation, arbitration and hedging in foreign exchanges. Dr. Cardin earned his MBA with distinction and his Doctorate in Finance from the Harvard Graduate School of Business Administration. He earned a Bachelor’s degree in economics Summa Cum Laude from Tufts University, where he fulfilled degree requirements in economics, math and astronomy, minoring in physics. In 1968 he was elected to Phi Beta Kappa.

Chester P. Schwartz, Director, joined us as a director in July 2003. Since 1970 he has been engaged in the private practice of law in Denver, Colorado, specializing in real estate and commercial law. He earned a Bachelor of Science and Juris Doctor degrees from the University of Colorado.

Executive Compensation

The following table provides certain summary information concerning compensation paid to our Chief Executive Officer and others for the calendar years indicated below.

SUMMARY COMPENSATION TABLE

	Annual Compensation				Long-Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) (#)	Shares Underlying Options ($)	All Other Compensation ($)
Russell A. Whitney, CEO	2002	350,000	450,000	—	—	75,000	—
	2001	250,000	100,000	—	—	—	—
	2000	250,000	20,455	—	—	—	—

Richard Brevoort, President(1)	2002	125,000	50,000	—	—	78,500	—
	2001	100,000	50,000	—	—	—	—
	2000	75,000	14,602	—	—	68,000	—

Ronald S. Simon, Executive Vice-President, CFO	2002	100,000	50,000	—	—	75,000	—
	2001	55,000	25,000	—	—	—	—
	2000	47,500	14,602	—	—	68,000	—

(1)	Mr. Brevoort passed away in September 2002.

In May, 2003, we entered into a three-year employment agreement with Mr. Whitney which provides for a salary of $400,000 per year, together with bonuses to be granted by the Compensation Committee of our Board of Directors, and customary employee benefits, including health insurance. Bonuses granted by the Board of Directors to Mr. Whitney are expected to be between 50% and 150% of his salary, depending upon our level of profitability. In May, 2003, we also entered into three-year employment agreements with Messrs. Simon, Maturo, Miller and Kane, providing for initial annual salaries of $180,000, $180,000, $120,000 and $120,000, respectively. In 2002 salaries and bonuses for our then executive officers were as follows:

	Salary	Bonus
Russell Whitney, Chairman and Chief Executive Officer	$350,000	$450,000
Ronald S. Simon, Executive Vice President, Chief Financial Officer and Secretary	$100,000	$50,000
Richard Brevoort, President	$125,000	$50,000

We intend to institute a cash bonus plan which will be administered by the Compensation Committee of our Board of Directors. Under the bonus plan, employees, including all of our executive officers, except our Chief Executive Officer, may receive cash bonuses of up to 50% of their salaries based upon a number of factors, including the meeting or exceeding of internally prepared budgets and forecasts, along with a number of subjective criteria.

The following table sets forth certain information regarding grants of stock options to Russell A. Whitney, Richard Brevoort and Ronald S. Simon, the executive officers who received stock options during the years 1999 through 2002. The fair value of the grants have been estimated utilizing the Black-Scholes option pricing.

Name	Number of Underlying Securities Options/ SARs Granted During Last 12 Months		% of Total Options/SARs Granted During Last 12 Months	Exercise or Base Price ($/Sh) (weighted average)	Expiration Date	Grant Date Present Value
Russell A. Whitney	91,000	(1)	16%	$2.12	04/2012	$156,331	(3)
Richard Brevoort	75,000	(2)	13%	$1.81	04/2012	$128,844	(3)
Ronald S. Simon	75,000		13%	$1.82	04/2012	$128,844	(3)

(1)	Comprised of options granted to Mr. Whitney’s wife and two children all of whom are our employees.
(2)	Mr. Brevoort passed away in September 2002.
(3)	Our present value computations were based upon the following assumptions: 115% volatility, ten year life, risk free rate of return of 6% and a 0% dividend yield.

The following table sets forth, on an aggregated basis, each exercise of stock options (or tandem SARs) and freestanding SARs during the last completed fiscal year by each of the named executive officers and the fiscal year-end value of unexercised options and SARs.

Name	Shares Acquired on Exercise	Value Realized	# of Securities Underlying Unexercised Options/SARs at March 31, 2003	Value of Unexercised In-The- Money Options/SARs at March 31, 2003
Russell A. Whitney	0	0	91,000	$386,750
Richard Brevoort	0	0	268,600	$1,141,550
Ronald S. Simon	0	0	343,000	$1,457,750

We have not adopted any retirement, pension or profit sharing plans for the benefit of our officers or directors although we adopted our 1998 Stock Option Plan for the benefit of our officers, directors, employees and consultants. We also offer our employees a 401(k) plan, although we do not make any contributions to the plans.

Compensation of Directors

Independent directors receive $10,000 per year for serving as members of the Board of Directors. Expenses incurred by our directors in attending Board meetings are reimbursed, and independent directors each receive 5,000 stock options under our 1998 Stock Option Plan upon joining our Board of Directors.

1998 Stock Option Plan

In 1998 we adopted a stock option plan which provides for the grant of options intended to qualify as “incentive stock options” or “nonqualified stock options” within the meaning of Section 422 of the United States Internal Revenue Code of 1986 (the “Code”). Incentive stock options are issuable only to employees.

The purposes of the Plan are to attract and retain the best available personnel, to provide additional incentives to our employees and to promote the success of our business.

We have reserved 2,187,500 shares of common stock for issuance under the Plan, which is administered by the compensation committee of our board of directors. Under the Plan, the compensation committee determines which individuals will receive options, the time period during which the options may be partially or fully exercised, the number of shares of common stock that may be purchased under each option and the option price. As of March 31, 2003, options to purchase 1,524,925 shares of common stock at exercise prices ranging from $1.70 per share to $3.70 per share were outstanding under the Plan, and 663,575 shares remained available for future option grants. Of these options, 828,800 have been issued to executive officers and directors at exercise prices ranging from $1.81 per share to $3.70 per share.

In order to qualify for registration in certain states, we have agreed not to grant options or warrants in excess of 15% of our outstanding shares to officers, directors, 5% shareholders or affiliates for one year from the date of this prospectus.

The per share exercise price of the common stock subject to options must not be less than the fair market value of the common stock on the date the option is granted. In the case of incentive stock options, the aggregate fair market value, determined as of the date the option is granted, of the common stock that any person may purchase in any calendar year pursuant to the exercise of incentive stock options must not exceed $100,000. No person who owns, directly or indirectly, at the time of the granting of an incentive stock option, more than 10% of the total combined voting power of all classes of our stock is eligible to receive incentive stock options under the Plan unless the option price is at least 110% of the fair market value of the common stock subject to the option on the date of grant. The stock options are subject to anti-dilution provisions in the event of stock splits, stock dividends and the like.

No incentive stock options are transferable by an optionee other than by will or the laws of descent and distribution, and during the lifetime of an optionee, the option is only exercisable by the optionee. The exercise date of an option granted under the Plan must not be later than ten years from the date of grant. Any options that expire unexercised or that terminate upon an optionee’s ceasing to be employed by us will become available once again for issuance. Shares issued upon exercise of an option rank equally with other shares then outstanding. No options have been exercised under the Plan.

Equity Compensation Plan Information

The following table provides information about compensation plans, including individual compensation arrangements, under which our equity securities are authorized for issuance to employees or non-employees, such as directors and consultants, as of March 31, 2003:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding) securities reflected in column (a)) (c)
Equity compensation plans approved by security holders • 1998 Stock Option Plan	1,524,925	$2.11	662,575
Equity compensation plans not approved by security holders	—	—	—

Total	1,524,925	$2.11	662,575

PRINCIPAL STOCKHOLDERS

The following table sets forth the common stock ownership of each person known by us to be the beneficial owner of five percent or more of our common stock, by certain of our officers, by each of our directors individually and by all officers and directors as a group. Each person holds record and beneficial ownership and has sole voting and investment power with respect to the shares of common stock shown. The address of all of these individuals is in our care at 1612 Cape Coral Parkway, Suite A, Cape Coral, Florida 33902.

Name of Owner	Number of Shares	Position	Percent of Class(1)	Percent of Class Upon Completion of the Offering(1)
Russell A. Whitney(2)	6,706,600	Chairman of the Board of Directors and Chief Executive Officer	81.9%	71.8%
Ronald S. Simon(3)	378,125	Executive Vice President, Chief Financial Officer, Secretary and Director	3.9%	3.5%
Nicholas S. Maturo	25,000	Chief Operating Officer	(4)	(4)
Charles S. Miller	19,523	Vice President—Finance	(4)	(4)
John F. Kane	206,333	Vice President—Marketing	2.5%	2.3%
Gonzalo DeRamon	5,000	Director	(4)	(4)
Frederick A. Cardin	5,000	Director	(4)	(4)
Chester P. Schwartz	5,000	Director	(4)	(4)
All officers and directors as a group (eight persons)	7,353,581		85.1%	76.2%

(1)	Includes stock options exercisable within 60 days from the date of the prospectus.
(2)	Comprised of 6,615,600 shares held jointly by Mr. Whitney and his wife and 90,000 stock options held by members of Mr. Whitney’s family.
(3)	Comprised of 35,125 shares and 343,000 stock options.
(4)	Less than 1%

RELATED PARTY TRANSACTIONS

We lease 2,242 square feet of office space at 4818 Coronado Parkway, Cape Coral, Florida 33904 from Russell A. Whitney, our Chairman and Chief Executive Officer, on a monthly basis without a written lease for $2,242 per month. We have elected to lease the property on a monthly basis without a written lease as we are uncertain of whether we will continue to use this space, considering we recently purchased our own office building in Cape Coral and may move into additional space in that building when current leases to non-affiliates expire.

We provide payroll services to Whitney Leadership Group, Inc., a company previously owned and controlled by Mr. Whitney which we acquired in July 2003. In 2002 we loaned Whitney Leadership $232,126 which was repaid in 2003. Whitney Leadership owns the rights to our television real estate infomercials which we use to attract students to our free informational training sessions, a number of our educational books and tapes and one of our course offerings, for which we pay Whitney Leadership $1.00 for each person who registers for our free informational training sessions.

MRS Equity Corp. provides software products and services to us which we market that allows mortgagees to pay their mortgages every two weeks rather than monthly, thereby reducing mortgage payments over the life of the mortgage and increasing principal reductions. We provide MRS with payroll services. MRS is a wholly-owned subsidiary of Equity Corp. Holdings, Inc., which was previously owned and controlled by John F. Kane, our Vice President of Marketing and which we acquired in July 2003.

Precision Software Services, Inc. develops and licenses software to us. Mr. Whitney owned a controlling interest in Precision until we acquired all of its outstanding shares in November 2001 for 333,334 shares of our common stock valued at $1.50 per share.

Until January 2003, Corporation Company of Nevada, Inc. provided to us trainers for some of our asset protection courses along with formation services. Formation services involved Corporation Company forming legal entities such as corporations and limited liability companies for use by our students. Mr. Whitney and Mr. Simon were directors of that company until the fourth quarter of 2001.

The dollar amount of products which we purchased from MRS and Precision Software Services is as follows:

	Three Months Ended March 31, 2003	2002	2001	2000
MRS Equity Corp.	$164,400	$678,325	$720,504	$273,525
Precision Software Services, Inc.	$ 0	$ 0	$371,644	$378,525

Fees we paid to Whitney Leadership and Corporation Company are as follows:

	Three Months Ended March 31, 2003	2002	2001	2000
Whitney Leadership Group, Inc.	$31,375	$210,849	$279,313	$230,476
Corporation Company of Nevada, Inc.	$ 0	$ 0	$458,877	$418,096

Payroll service fees we received from affiliates are as follows:

	Three Months Ended March 31, 2003	2002	2001	2000
MRS Equity Corp.	$59,570	$145,190	$53,105	$170,422
Precision Software Services, Inc.	$ 0	$ 0	$68,811	$38,605
Whitney Leadership Group, Inc.	$ 0	$ 14,204	$0	$80,956

In September 2001, we purchased for $212,500 a 20% interest in Rancho Monterey, S.A., a Costa Rican company organized in May 2001 to develop unimproved real estate in Costa Rica. Prior to our investment, Rancho Monterey was owned by four persons, comprised of three nonaffiliated persons and Mr. Whitney, each of whom owned 25% of Rancho Monterey. We paid the same price for our interest in Rancho Monterey as the other four persons paid. We also own 16.67% of Monterey Development, S.A., a Panamanian corporation which manages the Rancho Monterey development. Mr. Whitney also owns a 16.67% interest in Monterey Development.

In November 2001 we purchased all of the outstanding common stock of Precision Software Services, Inc. from Mr. Whitney and John F. Kane, who subsequently became one of our executive officers, in exchange for 170,000 shares and 163,324 shares, respectively, of our common stock. Prior to the purchase, Precision developed and licensed educational software for us. Precision continues to develop software for us as a wholly-owned subsidiary.

In July 2003, we acquired from John F. Kane, our Vice President of Marketing, all of the outstanding shares of Equity Corp. Holdings, Inc., which owns MRS Equity Corp., for a purchase price of $250,000, comprised of $62,500 and 62,500 shares of our common stock at closing and $62,500 payable one year from the closing date evidenced by a promissory note bearing interest at 7% per annum. Based upon the July 7, 2003 closing price of our common stock the 62,500 shares would be valued at $437,500. We also agreed to assume and pay a promissory note issued to Mr. Whitney by Equity Corp. on June 1, 2002 in the amount of $4,750,000 payable $1,000,000 in July 2003 and July 2004 and ten installments of $275,000 payable in January and July beginning in 2005 through 2009. The unpaid balance bears interest at 7% per annum. Equity Corp. incurred this $4,750,000 obligation when it elected to redeem all of Mr. Whitney’s stock ownership in Equity Corp., which amounted to 90% of the outstanding stock of Equity Corp., as of June 1, 2002.

In July 2003, we acquired all of the outstanding common stock of Whitney Leadership Group, Inc. from Mr. Whitney and his wife, for a purchase price of $1,200,000, which was paid $300,000 at closing and $300,000 payable in each of the following three years. The outstanding balance is evidenced by a promissory note bearing interest at 7% per annum.

From 1999 to 2002 we granted 91,000 stock options to Mr. Whitney’s wife and two children, all of whom are employees of our company. Mr. Whitney’s wife has been an employee since 1992, his daughter has been an employee since 1995 and his son has been an employee since 2000. We also granted 25,600 stock options to the wife of Mr. Brevoort, a former executive officer. Mrs. Brevoort has been an employee since 1992. All were granted stock options under our employee stock option plan.

Historically, our Board of Directors has been composed solely of Messers Whitney and Simon who are responsible for setting the compensation of all of our executive officers, including Messrs. Whitney and Simon. These two individuals also approved the above described related party transactions with Whitney Leadership and Equity Corp. Holdings prior to our appointment of our three independent directors. However pursuant to the acquisition agreements, we obtained independent fairness opinions for these acquisitions.

From time to time Mr. Whitney benefits from our students’ purchase of residential lots and the construction of homes on lots they acquire in the Cape Coral, Florida area. Lots purchased by students may be sold to them by Mr. Whitney or other lot owners. The purchase price of lots sold by Mr. Whitney is consistent with lot prices sold by others in the Cape Coral area. Mr. Whitney receives a commission of $5,000 from Gulf Stream Development Group, Inc. for houses built by Gulf Stream for our students. Mr. Whitney owns 25% of the stock of Gulf Stream. We have elected not to enter into the business of selling lots to students or building homes for them, as we do not believe the returns in doing so would match our returns in the post secondary education business. Our decision not to enter either of these businesses was unanimously ratified by a vote of our independent directors.

In our view, the terms of the transactions described above are no less favorable than could have been obtained from independent third parties. Further, all ongoing and future affiliated transactions will be made or entered into on terms that are no less favorable to us than those that could be obtained from unaffiliated third parties, and all ongoing and future affiliated transactions and any forgiveness of loans will be approved by a majority of the independent and disinterested members of our Board of Directors.

DESCRIPTION OF SECURITIES

Units

Each unit offered hereby consists of one share of common stock and one common stock purchase warrant to purchase one additional share of common stock. The securities will trade solely as units for 90 days from the date of the prospectus unless the managing underwriter elects in its sole discretion to trade the securities separately at any time after 30 days following the date of this prospectus. Thereafter, the component securities, consisting of the common stock and warrants, may be traded separately.

Common Stock

We are authorized to issue up to 25,000,000 shares of no par value common stock, of which 8,102,874 shares are outstanding as of the date of this prospectus. The common stock and warrants will trade as units for 90 days following the effective date of this offering unless the managing underwriter determines after 30 days following the effective date that separate trading should occur. Each share of common stock is entitled to one vote on all matters submitted to a vote of the stockholders, and cumulative voting is not permitted. Upon issuance, shares of common stock are not subject to further assessment or call. Subject to the prior rights of any series of preferred stock that may be issued by us in the future, holders of common stock are entitled to receive ratably such dividends that may be declared by the board of directors out of funds legally available therefor and are entitled to share ratably in all assets remaining after payment of liabilities in the event of our liquidation, dissolution or winding up. Holders of our common stock have no preemptive rights or rights to convert their common stock into any other securities. Our outstanding common stock is fully paid and nonassessable.

We have not paid dividends on our common stock since inception and do not plan to pay dividends in the foreseeable future. Any earnings will be retained to finance growth.

Common Stock Purchase Warrants

Each warrant included in the units represents the right to purchase one share of common stock at an initial exercise price of $9.00 per share for a period of five years from the date hereof. The exercise price and the number of shares issuable upon exercise of the warrants will be adjusted upon the occurrence of certain events, including the issuance of common stock as a dividend on shares of common stock, subdivisions, reclassifications or combinations of the common stock or similar events. The warrants do not contain provisions protecting against dilution resulting from the sale of additional shares of common stock for less than the exercise price of the warrants or the current market price of our common stock and do not entitle warrant holders to any voting or other rights as a shareholder until such warrants are exercised and common stock issued.

Warrants may be redeemed, in whole or in part, at our option at any time after 90 days from the date of the prospectus, upon 30 days’ notice, at a redemption price equal to $.01 per warrant, if the closing price of our common stock is at least $11.00 per share for 10 consecutive trading days, ending not earlier than five days before the warrants are called for redemption.

Holders of warrants may exercise their warrants for the purchase of shares of common stock only if a current prospectus relating to these shares is then in effect and only if the shares are qualified for sale, or deemed to be exempt from qualification under applicable state securities laws. We are required to use our best efforts to maintain a current prospectus relating to these shares of common stock at all times when the market price of the common stock exceeds the exercise price of the warrants, until the expiration date of the warrants, although there can be no assurance that we will be able to do so. At all times that the warrants are outstanding, we will authorize and reserve at least that number of shares of common stock equal to the number of shares of common stock issuable upon exercise of all outstanding warrants.

For the term of the warrants, the holders thereof are given the opportunity to profit from an increase in the per share market price of our common stock, with a resulting dilution in the interest of all other shareholders. So long as the warrants are outstanding, the terms on which we could obtain additional capital may be adversely affected. The holders of the warrants might be expected to exercise them at a time when we would, in all likelihood, be able to obtain additional capital by a new offering of securities on terms more favorable than those provided by the warrants.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock with such rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, under our articles of incorporation, our Board of Directors may, without stockholder approval, issue preferred stock with dividend, liquidation, conversion, voting, redemption or other rights which could adversely affect the voting power or other rights of the holders of the common stock. The issuance of any shares of preferred stock having rights superior to those of the common stock may result in a decrease of the value or market price of the common stock and could further be used by the board of directors as a device to prevent a change in our control. We have no other anti-takeover provisions in our articles of incorporation or bylaws. Holders of the preferred stock may have the right to receive dividends, certain preferences in liquidation and conversion rights.

Common Stock Eligible For Future Sale

Upon completion of the Offering, there will be 9,102,874 shares of common stock outstanding, of which 1,000,000 shares included in the units have been registered in the offering on our behalf, 189,655 shares are subject to a demand registration right and the remaining 7,909,969 shares have not been registered in the offering, are “restricted securities” as defined under Rule 144 of the 1933 Act but may be sold at any time into the public market pursuant to the provisions of Rule 144, subject to the restriction on resale discussed below.

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated) who has held securities acquired in a non-public offering for at least one year may under certain circumstances, sell, within any three-month period, that number of shares which does not exceed the greater of one percent of the then outstanding shares of common stock (approximately 90,966 shares immediately after the offering), or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares by a person without any quantity limitation after the securities have been held for two years. All of our outstanding shares of common stock that are restricted are currently eligible for immediate sale under Rule 144, except for 189,655 shares which will not be eligible for resale under Rule 144 until June 2003 but carry demand registration rights which require us to register the shares for resale should the holders request such registration.

We are unable to predict what effect, if any, such sale of shares of common stock, under Rule 144 or otherwise, may have on the then prevailing per share market price of the common stock. Our officers, directors and 5% or greater shareholders (holding an aggregate of 7,043,025 shares and shares issuable upon exercise of options) have agreed not to sell, transfer or otherwise dispose of any of their shares of common stock for a period of 18 months from the date of this prospectus, without the prior written consent of Newbridge Securities Corporation, the managing underwriter. Such written consent may be withheld in the sole discretion of the representative during the first 12 months of the agreement but may not be unreasonably withheld during the remaining six months.

Transfer Agent And Warrant Agent

Our transfer agent and warrant agent is Corporate Stock Transfer, Inc., 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209.

Limitation On Liabilities

Our articles of incorporation provide that the liability of our directors for monetary damages is eliminated to the full extent provided by Colorado law. Under Colorado law, a director is not personally liable to a company or its shareholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director’s duty of loyalty to our company and our shareholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for authorizing the unlawful payment of a dividend or other distribution on our capital stock or the unlawful purchases of our capital stock; or (iv) for any transaction from which the director derived any improper personal benefit.

The effect of this provision in our articles of incorporation is to eliminate our rights and the rights of our security holders (through security holders’ derivative suits on our behalf) to recover monetary damages from a director for breach of the fiduciary duty of care as a director, including any breach resulting from negligent or grossly negligent behavior, except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate our rights or the rights of any security holder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care or any liability for violation of the federal securities laws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

UNDERWRITING

The underwriters named below have severally agreed, through Newbridge Securities Corporation, as the managing underwriter, subject to the terms and conditions contained in an underwriting agreement with us, to purchase 1,000,000 units from us at the price set forth on the cover page of this prospectus, in accordance with the following table:

Underwriters	Principal Amount
Newbridge Securities Corporation

Total

Each unit consists of one share of common stock and one warrant. The common stock and warrants will trade as units for 90 days following the date of this prospectus unless the managing underwriter determines, after 30 days following the effective date, that separate trading should occur sooner. In making any such decision, the managing underwriter will consider various market factors, including the strength of support for the units.

Separate transferability

Our common stock and public warrants sold in this offering will initially be represented by certificates representing units and we will not replace these certificates with certificates representing the component securities of the units for a period of 90 days following this offering unless the managing underwriter agrees to permit earlier separation. During such 90-day period, or such shorter period as the managing underwriter may permit, the public warrants will not trade separately. We will announce in advance the commencement of trading in the public warrants by a press release. We will continue to list the Units on the Nasdaq Small Cap Market for 90 days following this offering but may cease to maintain the listing of the units at any time thereafter. Upon separation, unit holders who wish to hold physical certificates will, upon surrender of their unit certificates, receive certificates for the common stock and public warrants represented by such unit certificates.

Information concerning the procedures to surrender their unit certificates will be contained in the press release announcing the commencement of trading in the public warrants. Unitholders may also contact our transfer agent at Corporate Stock Transfer, Inc., 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209.

Nature of Underwriting Commitment.    The underwriting agreement provides that the underwriters are committed to purchase all of the units offered by this prospectus if any units are purchased. This commitment does not apply to 150,000 units subject to the over-allotment option granted by us to the underwriters to purchase additional units in this offering.

Conduct of the Offering.    We have been advised by Newbridge Securities Corporation that the underwriters propose to offer the units to be sold in this offering directly to the public at the initial public offering price set forth on the cover page of this prospectus, and to certain securities dealers at that price less a concession of not more than $             per unit. The underwriters may allow, and those dealers may reallow, a concession not in excess of $             per unit to certain other dealers

The underwriters have informed us that they do not expect to confirm sales of units offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

Over-allotment Option.    We have granted the underwriters an option, expiring 45 days after the date of this prospectus, to purchase up to 150,000 additional units from us on the same terms as set forth in this prospectus with respect to the 1,000,000 units offered in all events. The underwriters may exercise this option, in whole or in part, only to cover over-allotments, if any, in the sale of the units offered by this prospectus.

Offering Discounts.    The following table shows the per unit and total underwriting discounts to be paid by us to the underwriters, together with the estimated total amount of other expenses we expect to incur in connection with the offering. These amounts are shown assuming no exercise and full exercise, respectively, of the underwriters’ over-allotment option described above:

	Offering	Over- Allotment
Price per unit	$	$
Underwriting discounts and commissions per unit	$	$
Total underwriting discounts and commissions	$	$
Other expenses of the offering	$	$

Expense Allowance.    We have agreed to pay to Newbridge Securities Corporation a non-accountable expense allowance equal to three percent of the public offering price of the units sold by us in this offering (including units sold on exercise of the underwriters’ over-allotment option). We have paid Newbridge Securities Corporation an advance of $60,000 to be credited against the non-accountable expense allowance. Newbridge Securities Corporation has agreed to refund all advance payments to the extent its actual expenses are less then the amount advanced. In addition, we have agreed to pay the underwriters’ reasonable attorneys’ fees incurred in connection with the offering, up to $25,000, plus reasonable attorney’s fees for any state blue sky filings.

Underwriters’ Warrants.    On completion of this offering, we will issue to the underwriters warrants to purchase up to 100,000 units, for $             per unit, which is 165% of the public offering price of the units, subject to adjustment in certain events. The warrants are exercisable after one year from the date of this prospectus and for a period of four years thereafter. The warrants are not transferable for one year from the date of this prospectus, except to an individual who is an officer or partner of an underwriter, by will or by the laws of descent and distribution, and are not redeemable.

After one year and before three years from the date of this prospectus, we have agreed to register the shares of common stock underlying the underwriters’ warrants if requested by the holders of not less than 50% of the outstanding underwriters’ warrants or, if previously exercised, by the holders of not less than 50% of the shares of common stock underlying the underwriters’ warrants. We have also agreed to include the shares of common stock underlying the underwriters’ warrants in any registration undertaken by us other than a benefit plan registered on Form S-8 or a registration in connection with a merger or acquisition on Form S-4. In the event of a merger, reorganization or other similar action, we are required to make adequate provisions for the underwriters’ warrants so that the underwriters will receive benefits reasonably similar to those given to them under the underwriters’ warrants.

Holder of the underwriters’ warrants will not have voting, dividend or other stockholders’ rights. Any profit realized on the sale of the securities issuable upon exercise of the warrants may be deemed to be additional underwriting compensation. During the term of the warrants, the holder thereof is given the opportunity to profit from a rise in the market price of our common stock. We may find it more difficult to raise additional equity capital while these warrants are outstanding. At any time at which these warrants are likely to be exercised, we may be able to obtain additional equity capital on more favorable terms.

Consulting Arrangements.    In October 2002 we entered into a one-year Business Advisory Agreement with Newbridge Securities Corporation based upon a fee of $5,000 per month. Under the Agreement, Newbridge Securities Corporation provides assistance to us in formulating business strategy, identifying potential merger candidates and introducing us to potential capital sources.

At the closing of this offering we will engage Newbridge Securities Corporation as a non-exclusive financial advisor for a two-year term from the date of this prospectus at a fee of $60,000 per year, and in the event that the gross proceeds from the offering equal or exceed $5.0 million, the entire fee of $120,000 will be payable at closing. Newbridge Securities Corporation will provide financial advisory services to us concerning potential merger and acquisition proposals and obtaining short or long term financing.

Indemnification.    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect thereof.

Director Requirements.    We have agreed with the Newbridge Securities Corporation that for three years from the date of this prospectus, our Board of Directors will consist of a minimum of five members, three of whom will be independent and otherwise not affiliated with us. During this period, Newbridge Securities Corporation will have the right to invite an observer to attend Board of Directors’ meetings at our expense.

Lock-up Agreements.    Our officers and directors and the holders of more than 5% of our outstanding common stock have agreed not to sell or transfer any shares of our common stock for eighteen months after the date of this offering without first obtaining the written consent of Newbridge Securities Corporation, which consent may be given or withheld in Newbridge Securities Corporation’s sole discretion during the first twelve months of this offering and which consent may not be unreasonably withheld during the last six months of that period. These persons have agreed, during the restricted period not to, directly or indirectly:

•	sell or offer to sell any shares of our common stock or equity securities;

•	grant any option to sell any shares of our common stock or equity securities;

•	engage in any short sale of our common stock or equity securities;

•	pledge or otherwise transfer or dispose of any shares of our common stock or equity securities; or

•	publicly announce an intention to do any of the foregoing.

These lock-up agreements apply to shares of our common stock and also to any options or warrants to acquire shares of our common stock, or securities exchangeable or exercisable for or convertible into shares of our common stock. These lock-up agreements apply to all such securities that are currently owned or later acquired either of record or beneficially by the persons executing the agreements. However, Newbridge Securities Corporation may, in its sole discretion and without notice, release some or all of the securities subject to these agreements at any time during the 18-month period. Currently, there are no agreements by Newbridge Securities Corporation to release any of the securities from the lock-up agreements.

All sales of our stock by executive officers and directors will be effected through Newbridge Securities Corporation for a period of twenty-four months from the date of this offering.

Stabilization and Other Transactions.    Until the distribution of the units offered by this prospectus is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and to purchase units. As an exception to these rules, the underwriters may engage in transactions that stabilize the price of the units. The underwriters may engage in over-allotment sales, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with regulation M under the Securities Exchange Act of 1934.

•	Over-allotment sales involve syndicate sales in excess of the offering size, which creates a syndicate short position.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. The purpose of these transactions is to prevent or slow a decline in the market price of the stock while this offering is in progress.

•	Syndicate covering transactions involve purchases of the common stock and warrants in the open market after the distribution has been completed in order to cover syndicate short positions. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option to purchase additional units as described above.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the units originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

In connection with the offering, the underwriters may make short sales of our shares and may purchase our shares on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Covered short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of the shares available for purchase in the open market as compared with the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is a short position in an amount greater than the underwriters’ over-allotment option and is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. In order to cover the resulting naked short position the underwriters may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our stock or preventing or retarding a decline in the market price of our stock. As a result, the price of our stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq SmallCap Market or otherwise. Neither we nor the underwriters can predict the direction or magnitude of any effect that the transactions described above may have on the price of the units. In addition, neither we nor the underwriters can represent that the underwriters will engage in these types of transactions or that these types of transactions, once commenced, will not be discontinued without notice.

Determination of Offering Price.    Before this offering, there was no public market for the units and the warrants and a limited market for the common stock. Accordingly, the public offering price of the units offered by this prospectus and the exercise price of the warrants were determined by negotiation between us and the managing underwriter. Among the factors considered in determining the public offering price of the units and the exercise price of the warrants were:

•	the price of our common stock on the over-the-counter bulletin board;

•	our history and our prospects;

•	the industry in which we operate;

•	the status and development prospects for our services;

•	our past and present operating results;

•	the prior experience of our executive officers and directors; and

•	the general condition of the securities markets at the time of this offering.

The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the units. That price is subject to change as a result of market conditions and other factors, and we cannot assure you that the units, or the common stock and warrants contained in the units, can be resold at or above the public offering price.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by the Law Office of Gary A. Agron, Englewood, Colorado. Certain legal matters in connection with the offering will be passed upon for the underwriters by Kirkpatrick & Lockhart LLP, Miami, Florida. Mr. Agron owns 200,000 shares of our common stock and holds options to purchase an additional 93,000 shares at $2.00 per share.

EXPERTS

Our financial statements for the years ended December 31, 2000, 2001 and 2002 have been included in this prospectus in reliance upon the report of Ehrhardt Keefe Steiner & Hottman PC, independent public accountants, as given upon the authority of said firm as experts in accounting and auditing.

With respect to the financial information for the periods ended March 31, 2003 and 2002, the independent certified public accountants have not audited this information and do not express an opinion or any other form of assurance on the financial information.

ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a Registration Statement under the Securities Act of 1933, as amended, covering the units, common stock and common stock purchase warrants offered hereby. As permitted by the rules and regulations of the Commission, this prospectus does not contain all of the information set forth in the Registration Statement and the exhibits. For further information with respect to our company and our securities, reference is made to the Registration Statement and the exhibits, which may be examined without charge at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, copies of which may be obtained from the Commission upon payment of the prescribed fees.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file periodic reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials may be obtained at prescribed rates from the Commission at that address. The reports, proxy statements and other information can also be inspected at the Commission’s regional office at Northwestern Atrium Center, 500 West Madison, Chicago, Illinois 60621 and on the Commission’s Web site at www.sec.gov.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

INDEPENDENT AUDITORS’ REPORT

Board of Directors and Stockholders

Whitney Information Network, Inc. and Subsidiaries

Cape Coral, Florida

We have audited the accompanying consolidated balance sheets of Whitney Information Network, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for the years ended December 31, 2002, 2001 and 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Whitney Information Network, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years ended December 31, 2002, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

EHRHARDT KEEFE STEINER & HOTTMAN PC

February 7, 2003

Denver, Colorado

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,		March 31, 2003
	2002	2001
			(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$12,080,553	$6,889,275	$15,785,501
Accounts receivable, net	507,919	522,515	635,752
Due from affiliates, net	4,089	241,197	119,896
Prepaid advertising and other	696,441	957,024	1,099,349
Income taxes receivable and prepayments	—	497,499	—
Inventory	363,555	136,544	296,820
Deferred income taxes	—	—	1,112,000
Deferred seminar expenses	2,907,414	3,638,556	3,993,177

Total current assets	16,559,971	12,882,610	23,042,495

Property and equipment, net	8,406,370	3,628,447	8,239,646
Intangible assets, net	989,061	—	1,000,926
Investment in foreign corporation	184,757	82,500	184,757
Other assets	27,128	32,918	—

Total non-current assets	9,607,316	3,743,865	9,425,329

Total assets	$26,167,287	$16,626,475	$32,467,824

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$1,762,614	$1,152,337	$3,276,677
Accrued seminar expenses	63,622	435,360	526,687
Deferred revenue	24,549,429	23,937,349	30,419,038
Accrued expenses	1,125,662	702,548	1,010,063
Due to affiliates	—	81,606	—
Current portion of long-term debt	103,051	62,500	78,049
Current portion of note payable—officer/stockholder	59,054	62,500	43,212

Total current liabilities	27,663,432	26,434,200	35,353,726
Long-term debt, less current portion	1,606,410	512,500	1,606,408
Note payable—officer/stockholder, less current portion	—	62,500	—

Total liabilities	29,269,842	27,009,200	36,960,134

Commitments and contingencies
Stockholders’ deficit
Preferred stock, no par value, 10,000,000 shares authorized, no shares issued and outstanding	—	—	—
Common stock, no par value, 25,000,000 shares authorized, issued and outstanding shares 8,096,624 (2002), 7,878,023 (2001) and 8,102,874 (2003)	939,832	337,102	961,456
Paid-in capital	448,600	900	448,600
Accumulated deficit	(4,490,987)	(10,720,727)	(5,902,366)

Total stockholders’ deficit	(3,102,555)	(10,382,725)	(4,492,310)

Total liabilities and stockholders’ deficit	$26,167,287	$16,626,475	$32,467,824

See notes to consolidated financial statements.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31,			For the Three Months Ended March 31,
	2002	2001	2000	2003	2002
				(Unaudited)
Sales	$62,145,237	$42,157,740	$32,859,857	$13,303,839	$15,453,018

Expenses
Direct course expenses	28,384,333	19,741,418	22,337,708	7,574,372	6,148,203
Advertising and sales expense	13,936,860	11,563,640	12,198,784	4,540,615	3,074,267
General and administrative expense	13,863,598	8,571,319	7,283,828	3,836,939	2,951,493

Total expenses	56,184,791	39,876,377	41,820,320	15,951,926	12,173,963

Income (loss) from operations	5,960,446	2,281,363	(8,960,463)	(2,648,087)	3,279,055

Other income (expense)
Interest and other income	339,842	356,989	267,344	146,918	103,593
Interest expense	(70,548)	(104,105)	(10,008)	(22,210)	(11,607)

	269,294	252,884	257,336	124,708	91,986

Income (loss) before income taxes	6,229,740	2,534,247	(8,703,127)	(2,523,379)	3,371,041
Income taxes	—	—	—	1,112,000	—

Net income (loss)	$6,229,740	$2,534,247	$(8,703,127)	$(1,411,379)	$3,371,041

Basic weighted average common shares outstanding	7,952,180	7,587,474	7,528,022	8,099,152	7,878,023

Basic income (loss) per common share	$0.78	$0.33	$(1.16)	$(.17)	$0.43

Diluted weighted average common shares outstanding	9,334,605	8,509,274	7,528,022	8,099,152	7,878,023

Diluted income (loss) per common share	$.67	$.30	$(1.16)	$(.17)	$0.43

See notes to consolidated financial statements.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

For the Years Ended December 31, 2002 and 2001

and the Three Months Ended March 31, 2003

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance—December 31, 2000	7,528,022	67,102	900	(13,004,974)	(12,936,972)
Issuance of stock for software	163,334	245,000	—	—	245,000
Issuance of stock, cash and note payable to majority stockholder for interest in Precision Software Services, Inc.	170,000	—	—	(250,000)	(250,000)
Issuance of stock for services	16,667	25,000	—	—	25,000
Net income	—	—	—	2,534,247	2,534,247

Balance—December 31, 2001	7,878,023	337,102	900	(10,720,727)	(10,382,725)
Issuance of stock for assets purchased	189,655	550,000	—	—	550,000
Issuance of stock for stock options exercised	26,375	48,230	—	—	48,230
Issuance of stock for services	2,571	4,500	—	—	4,500
Compensation expense related to the issuance of stock options	—	—	447,700	—	447,700
Net income	—	—	—	6,229,740	6,229,740

Balance—December 31, 2001	8,096,624	939,832	448,600	(4,490,987)	(3,102,555)
Issuance of stock for stock options exercised (unaudited)	3,750	11,624	—	—	11,624
Issuance of stock for intangible asset (unaudited)	2,500	10,000	—	—	10,000
Net loss (unaudited)	—	—	—	(1,411,379)	(1,411,379)

Balance—March 31, 2003 (unaudited)	8,102,874	$961,456	$448,600	$(5,902,366)	$(4,492,310)

See notes to consolidated financial statements.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,			For the Three Months Ended March 31,
	2002	2001	2000	2003	2002
				(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income (loss)	$6,229,740	$2,534,247	$(8,703,127)	$(1,411,379)	$3,371,041

Adjustments to reconcile net income (loss) to net cash provided by operating activities
Allowance for doubtful accounts	—	(91,885)	91,885	—	—
Equity earnings in partnership	(102,257)	—	—	—	—
Compensation expense relating to stock options	447,700	—	—	—	—
Depreciation and amortization	598,320	292,522	169,933	232,172	92,129
(Gain) loss on disposal of assets	(3,150)	72,485	—	—	—
Deferred income taxes	—	—	—	(1,112,000)	—
Stock issued for services	4,500	25,000	—	—	—
Changes in assets and liabilities
Accounts receivable	14,596	1,362,824	(489,780)	(127,833)	143,423
Prepaid advertising and other	260,583	(331,996)	44,079	(402,908)	168,346
Income taxes receivable and prepayments	497,499	1,396,500	(925,867)	—	326,500
Inventory	(227,011)	132,119	(268,663)	66,735	(420)
Deferred seminar expenses	731,142	(994,152)	(1,283,078)	(1,085,763)	585,830
Other assets	5,790	42,811	36,658	27,128	(2,191)
Accounts payable	610,277	(790,467)	1,346,341	1,514,063	168,080
Accrued seminar expenses	(371,738)	86,019	101,481	463,065	43,849
Deferred revenue	612,080	1,296,907	13,328,868	5,869,609	(526,454)
Accrued expenses	423,114	243,566	96,631	(115,599)	633,323

	3,501,445	2,742,253	12,248,488	5,328,669	1,632,415

Net cash provided by operating activities	9,731,185	5,276,500	3,545,361	3,917,290	5,003,456

Cash flows from investing activities
Purchase of property and equipment	(4,611,982)	(657,529)	(1,439,920)	(67,313)	(180,265)
Purchase of intangible assets	(450,172)	—	—	—	—
Note receivable	—	—	—	—	(100,000)
Loans to affiliates, net	155,502	(89,101)	(63,244)	(115,807)	(85,962)
Investment in foreign corporation and land	—	(82,500)	—	—	—

Net cash used in investing activities	(4,906,652)	(829,130)	(1,503,164)	(183,120)	(366,227)

Cash flows from financing activities
Proceeds from long-term debt	1,200,000	—	—	—	—
Payments of principal on long-term debt	(815,539)	(750,000)	—	(25,004)	(39,282)
Principal payments on note payable—officer/stockholder	(65,946)	—	—	(15,842)	—
Distribution to officer/stockholder	—	(125,000)	—	—	—
Proceeds from exercise of stock options	48,230	—	—	11,624	—

Net cash (used in) provided by financing activities	366,745	(875,000)	—	(29,222)	(39,282)

Net increase in cash and cash equivalents	5,191,278	3,572,370	2,042,197	3,704,948	4,597,947
Cash and cash equivalents—beginning of year	6,889,275	3,316,905	1,274,708	12,080,553	6,889,275

Cash and cash equivalents—end of year	$12,080,553	$6,889,275	$3,316,905	$15,785,501	$11,487,222

(Continued on following page.)

See notes to consolidated financial statements.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(Continued from previous page.)

Supplemental disclosure of cash flow information

Cash paid for income taxes was $0, $0 and $925,867 for 2002, 2001 and 2000, respectively.

Cash paid for interest was $70,548, $104,105 and $10,008 for 2002, 2001 and 2000, respectively.

Supplemental disclosure of non-cash activity:

During 2003, the Company issued 2,500 shares of common stock, valued at $10,000, in exchange for assets the Company recorded as intangible assets.

During 2002, the Company issued 189,655 shares of common stock valued at $550,000 and $750,000 in debt in connection with the asset purchase of Teach Me to Trade.

During 2001, the Company acquired software rights of $370,000 through the issuance of common stock of $245,000 and debt of $125,000.

During 2001, the Company acquired software rights owned by an officer/shareholder through the issuance of stock at zero value and debt of $125,000. These transactions were recorded as distributions in the accompanying financial statements.

During 2000, a building was acquired through a mortgage note payable of $1,200,000.

During 2000, $168,715 of fixed assets were acquired, at net book value, from a related entity through related party advances.

See notes to consolidated financial statements.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of Business and Summary of Significant Accounting Policies

Organization and History

Whitney Information Network, Inc. and Subsidiaries (the Company) is engaged primarily in the business of providing financial education and training services through seminars, workshops and publications. The Company’s educational and training services are concentrated in the area of financial management and real estate investment. The Company markets its services and products primarily through periodic publications, telemarketing, television and radio.

Whitney Information Network, Inc., formerly known as Win Systems International, Inc., incorporated in Colorado on February 23, 1996 under the name of Gimmel Enterprises, Inc.

Whitney Education Group, Inc., formerly known as Win Systems, Inc., incorporated in Florida on November 12, 1992. An exchange of shares was completed between the shareholders of Win Systems, Inc. and Gimmel Enterprises, Inc. on August 18, 1998. Subsequently, the name of Gimmel Enterprises, Inc. was changed to Win Systems International, Inc. on August 25, 1998, and that name was changed to Whitney Information Network, Inc. on February 11, 1999. The name of Win Systems, Inc. was changed to Whitney Education Group, Inc. on September 10, 1999.

Win Systems, Inc. has been operating in the educational seminars industry since 1992 and expanded its operation in the industry subsequent to the aforesaid exchange of shares and name change to Whitney Education Group, Inc.

Whitney Education Group, Inc. is accredited by the State of Texas as a Certified Proprietary School, effective January 8, 1999.

During 1998, Win Systems International, Inc. expanded its educational seminars business into Canada through the opening of a wholly owned subsidiary, 1311448 Ontario, Inc. The Canadian operations continued to expand and at the end of 1999 the operations were transferred to Whitney Canada, Inc. through an amalgamation of two wholly owned subsidiaries.

Whitney Canada, Inc. incorporated in Canada on October 5, 1998 and is the surviving corporation of an amalgamation with 3667057 Canada, Inc. 3667057 Canada, Inc. was incorporated in Ontario, Canada on August 21, 1998 under the name of 1311448 Ontario, Inc. The name was changed to 3667057 Canada, Inc. on October 5, 1999 as a preliminary requirement of federalization of the corporation, which had been an Ontario corporation, in order to qualify for the amalgamation with Whitney Canada, Inc., which was completed January 6, 2000. There are no significant differences on comprehensive income and foreign exchange.

Whitney Internet Services, Inc. incorporated in Wyoming on June 8, 1999, is located in Cape Coral, Florida and provides web programming and maintenance services to the Company. The Company’s other operating subsidiaries use the site to offer their products and services for sale and the site also includes general information on the Company, its products and services.

Wealth Intelligence Network, Inc. incorporated in Florida on May 26, 1996 under the name of Real Estate Link, Inc. The name was changed to Wealth Intelligence Network, Inc. on September 20, 1998. Win Systems International, Inc. acquired the shares of Wealth Intelligence Network, Inc. on November 18, 1998. Wealth Intelligence Network, Inc. is an operating subsidiary marketing financial training seminars, which represents an expansion from the real estate investment training seminar business.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 1—Description of Business and Summary of Significant Accounting Policies (continued)

Organization and History (continued)

Whitney Mortgage.com, Inc. incorporated in Florida on September 30, 1999 has no significant operations and is intended to operate as a full service internet mortgage broker affiliated with a national internet mortgage provider. Brokering mortgages represents an expansion from educational seminars into a different industry.

Russ Whitney’s Wealth Education Centers, Inc. incorporated in Wyoming on June 8, 1999 as a wholly owned subsidiary of Whitney Information Network, Inc. and the subsidiary is itself the parent corporation of two wholly owned subsidiaries formed to operate permanent learning centers in Jackson, Mississippi and Atlanta, Georgia. Russ Whitney’s Wealth Education Center of Jackson, MS, Inc. incorporated in Wyoming on June 8, 1999 and a school was opened in December, 1999. Russ Whitney’s Wealth Education Center of Atlanta, GA, Inc. incorporated in Wyoming on July 22, 1999 and a school was opened in June 2000. The Wealth Education Centers were closed during 2001.

Whitney Consulting Services, Inc. incorporated in Wyoming on July 28, 1998 under the name of Financial Consulting Services, Inc. and the name was changed to Whitney Consulting Group, Inc. on April 28, 1999 when that corporation was acquired by Win Systems International, Inc. which then changed its name to Whitney Consulting Services, Inc. on March 21, 2000. Whitney Consulting Services, Inc. is located in Salt Lake City, Utah and is an operating subsidiary telemarketing real estate investments and financial training seminars and an individual one-on-one mentor program.

Precision Software Services, Inc. was acquired during 2001. Precision Software Services, Inc. was incorporated August 1993 and is a Florida corporation that holds a license to distribute and sell certain real estate and business software that several subsidiaries of the Company have been selling. Precision Software Services, Inc. and was formerly owned 51% by the Chairman of the Board and majority stockholder of the Company.

Whitney U.K. Limited is a British corporation formed and incorporated in October 2001 to engage in educational and training seminars throughout the United Kingdom. This subsidiary had no significant operations in 2001 and accounted for less than 4% of revenues for 2002.

N123RF, Inc. is a Deleware corporation formed and incorporated in August 2002 to manage and operate the Company’s airplane.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Whitney Information Network, Inc. and the following wholly owned subsidiary corporations: Whitney Education Group, Inc.; Whitney Internet Services, Inc.; Russ Whitney’s Wealth Education Centers, Inc. and its wholly owned subsidiary corporations, Russ Whitney’s Wealth Education Center of Jackson, MS, Inc. and Russ Whitney’s Wealth Education Center of Atlanta, GA, Inc.; Whitney Consulting Services, Inc.; Whitney Canada, Inc.; Whitney Mortgage.com, Inc.; Wealth Intelligence Network, Inc.; Precision Software Services, Inc.; Whitney U.K. Limited; and N123RF, Inc All material intercompany accounts and transactions have been eliminated in consolidation.

Interim Financial Information

The unaudited financial statements as of March 31, 2003 and for the three months ended March 31, 2003 and 2002 include, in the opinion of management, all adjustments that were normal, recurring in nature, and

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 1—Description of Business and Summary of Significant Accounting Policies (continued)

Interim Financial Information (continued)

necessary to present fairly the Company’s financial position, results of operations and cash flows. Operating results for the three months ended March 31, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions it invests with.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk consist principally of cash and short-term cash investments and accounts receivable. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions. As of the balance sheet date, and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits. The Company periodically performs credit analysis and monitors the financial condition of its customers in order to minimize credit risk.

Accounts Receivable

Accounts receivable consists of trade receivables from the sale of educational products and services for which a contract has been entered into, payments has not been received, and the related revenue has been deferred. An adjustment is recorded to write off any amounts deemed to be unrealizable and uncollectible. An adjustment is also recorded for the offsetting deferred revenue resulting in no net effect on the Company’s income statement. As such, the Company believes no allowance for doubtful accounts is necessary as of 2002 and 2001.

Inventory

Inventory consists primarily of books, videos and training materials and is stated at the lower of cost or market, determined using the first-in, first-out method (FIFO).

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, short-term investments, receivables, deferred seminar expense, accounts payable, accrued expenses, deferred educational revenues, and notes payable approximated fair value as of December 31, 2002 because of the relatively short maturity of these instruments.

Revenue Recognition, Deferred Revenue and Deferred Expenses

The Company recognizes revenue for the sale of products and software, upon delivery. Revenue from educational seminars is recognized upon the earlier of (1) when the non-refundable deposit is received for the seminars and the seminar has taken place; or (2) upon the contractual expiration of the Company’s obligation to provide a seminar only if the seminar was paid for. Deferred revenue is recorded when the seminar proceeds are received prior to the related seminar taking place. Expenses for commission payments made to Company speakers for revenues generated are deferred until the related revenue is recognized.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 1—Description of Business and Summary of Significant Accounting Policies (continued)

Advertising Expense and Prepaid Advertising

The Company expenses advertising costs as incurred. Advertising costs were approximately $8,907,257, $7,829,406, and $7,340,540 for the years ended December 31, 2002, 2001 and 2000, respectively and $3,145,436 and $2,026,907 for the three months ended March 31, 2003 and 2002, respectively. Advertising paid for in advance is recorded as prepaid until such time as the advertisement is published. Advertising costs recorded as prepaid as of December 31, 2002 and 2001 were $480,053 and $733,227 respectively and $785,922 as of March 31, 2003.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided utilizing the straight-line method over the estimated useful lives for owned assets. The estimated useful life of the buildings is 40 years. The furniture and fixtures’ estimated useful life is seven years, the airplane, equipment and leasehold improvements is five years, and the software is three years.

Intangible Assets

Intangible assets include customer lists, trademarks, and loan costs and are recorded at cost. Customer lists and trademarks are being amortized over their estimated useful lives of fifteen years. Loan costs are amortized over the term of the loan. At December 31, 2002, management performed impairment testing in accordance with Statement of Financial Accounting Standard No. 142 (SFAS 142) and determined that impairment was not considered necessary.

Investment in Foreign Corporation

The Company acquired a 20% ownership interest in a Panama corporation in 2001. The Company accounts for its investment using the equity method of accounting and records its proportionate share of the corporation’s profit or loss. The Company’s share of the corporation’s profits for the year ended December 31, 2002 was $102,257. Operations of the investee corporation were not significant in 2001.

Long-Lived Assets

The Company reviews its long-lived assets under SFAS 144 for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. The Company looks primarily to the undiscounted future cash flows in its assessment of whether or not long-lived assets have been impaired.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company recognizes deferred tax liabilities and assets based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. The Company’s temporary differences result primarily from the recognition of deferred revenues and expenses for tax purposes.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 1—Description of Business and Summary of Significant Accounting Policies (continued)

Basic Income (Loss) Per Share

The Company applies the provisions of Statement of Financial Accounting Standard No. 128, “Earnings Per Share” (FAS 128). Prior to 2001, all dilutive potential common shares had an antidilutive effect on diluted per share amounts and therefore were excluded in determining net loss per share.

Recently Issued Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for years beginning after June 15, 2002. The Company believes the adoption of this statement will have no material impact on its consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB No. 4, 44 and 64, Amendment of FASB No. 13, and Technical Corrections.” SFAS rescinds FASB No. 4 “Reporting Gains and Losses from Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” This statement also rescinds SFAS No. 44 “Accounting for Intangible Assets of Motor Carriers” and amends SFAS No. 13, “Accounting for Leases”. This statement is effective for fiscal years beginning after May 15, 2002. The Company does not expect the adoption of this statement to have a material effect on the Company’s financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred.

SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company does not expect the adoption of this statement to have a material effect on the Company’s financial statements.

In October 2002, the FASB issued SFAS No. 147 “Acquisitions of Certain Financial Institutions” SFAS No. 147 amends FASB Statements No. 72 and 144 and FASB Interpretations No. 9. The Company believes the adoption of this statement will have no material impact on its consolidated financial statements.

In November 2002, the FASB published interpretation No, 45 “Guarantor’s Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. The Interpretation expands on the accounting guidance of Statements No. 5, 57, and 107 and incorporates without change the provisions of FASB Interpretation No. 34, which is being superseded. The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor’s fiscal year-end. The disclosure requirements in the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company believes the adoption of this statement will have no material impact on its consolidated financial statements.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 1—Description of Business and Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements (continued)

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure”. This statement amends SFAS No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for an entity that voluntarily changes to the fair value method of accounting for stock-based compensation. In addition, SFAS 148 amends the disclosure provision of SFAS 123 to require more prominent disclosure about the effects of an entity’s accounting policy decisions with respect to stock-based employee compensation on reported net income. The effective date for this Statement is for fiscal years ended after December 15, 2002.

The adoption of this statement did not have a material effect on the consolidated financial statements as the Company continues to account for stock based compensation under the intrinsic value approach, and follows the pro-forma disclosure requirements of SFAS 123, as amended by SFAS 148.

Note 2—Mergers, Acquisitions and Capital Accounts

On August 18, 1998, Whitney Education Group, Inc. (formerly Win Systems, Inc.) was acquired by Whitney Information Network, Inc. (formerly Win Systems International, Inc. and prior to that Gimmel Enterprises, Inc.) in a reverse merger whereby Whitney Education group, Inc. exchanged 100% of its shares for 90% of Gimmel’s shares bringing the total shares of Whitney Information Network, Inc. (issued and outstanding) at August 18, 1998 to 7,500,047. Whitney Education Group, Inc. became a wholly owned subsidiary of Whitney Information Network, Inc. (WIN). The financial statements from January 1, 1997 through December 31, 1999 are based upon the assumption that the companies were combined for the entire period and all stock splits have been reflected in the statements as of the beginning of the period. Also, on August 18, 1998, WIN issued 187,500 Class A stock purchase warrants and 340,000 Class B stock purchase warrants. Both the Class A and Class B warrants were exercisable at $4.00 per share.

The Company also instituted a stock option plan for key personnel. Under the plan, options are to be granted at the fair market value at the date of the grant and exercisable for a ten-year period after the grant with a three-year vesting schedule. The Company has reserved 2,000,000 shares for the stock option plan of which 1,406,175 option shares have been granted, net of forfeitures and cancellations, at exercise prices from $1.70 to $3.10 per share. No options have been exercised.

On February 1, 1999, the Company purchased all of the assets of Wealth Intelligence Network, Inc. for 20,000 shares of stock at $2.50 per share. In addition, the Company issued (during the period from May to August 1999) 7,975 shares to a financial public relations firm in lieu of cash for services valued at $14,500.

In April 2000, the Company converted their 340,000 class B warrants issued to employees in August 1998 into stock options. In the conversion, the Company reduced the exercise price from $4 to $2 (fair market value at date of conversion). This transaction has since been accounted for using variable accounting in accordance with FIN 44: Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25 (FIN 44). At December 31, 2002, 136,500 of these options have been forfeited. At December 31, 2002, $447,700 was recorded as additional compensation expense to employees based on a market value of $4.20 per share. No adjustment was made for the periods ending December 31, 2001 and 2000 because the market price of the stock was less than the $2 exercise price.

In November 2001, the Company issued 333,334 shares of common stock valued at $500,000 and $250,000 in notes payable for all of the outstanding stock of Precision Software Services, Inc. which had a minimal net

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 2—Mergers, Acquisitions and Capital Accounts (continued)

book value at the time of the acquisition. Precision Software Services, Inc. was 51% owned by the Chairman and majority stockholder of the Company who received 170,000 of the shares and $125,000 in notes payable. The excess of the purchase price over material, identifiable net assets relating to the minority interest was allocated to software rights. The shares issued to the officer were recorded as a distribution as the Company and Precision Software Services, Inc. are under common control.

In November 2001, the Company paid $212,500 for a 20% interest in a Panama corporation named Rancho Monterrey, S.A. which was formed in April 2001 to own, operate, improve and sell certain real estate in Panama. As part of the investment in Rancho Monterrey, S.A., the Company received a 12 acre parcel of land valued at $130,000, resulting in a net investment of $82,500. An entity affiliated with the majority stockholder of the Company purchased an additional 20% interest during 2001.

In April 2002, the Company converted its 187,500 Class A warrants issued to outside investors and parties in August 1998 into stock options. In the conversion, the Company reduced the exercise price from $4 to $2. This transaction does not require treatment under FIN 44.

In August 2002, 189,655 shares valued at $550,000 of the Company’s common stock were issued in exchange for assets of a former joint venture partner, Teach Me To Trade, LLC. The purchase price was $1,988,000, net of a $12,000 discount, and was paid for with $688,000 in cash, $550,000 in stock, and $750,000 in debt. During the first and second quarters of 2002, the Company had advanced $200,000 to Teach Me To Trade which was credited towards the purchase price. The purchase price was allocated $1,000,000 to software, $688,000 to trademarks and $300,000 to customer lists.

Note 3—Related Party Transactions

The following balances due from (to) related parties are as follows:

	December 31,		March 31, 2001
	2002	2001
			(unaudited)
Due from Whitney Leadership Group	$—	$232,126	$68,641
Due from RAW, Inc.	4,089	9,071	4,089
Due to Trade Marketing, Inc.	—	(16,000)	—
Due (to)from MRS Equity Corp	—	(65,606)	47,166

	$4,089	$159,591	$119,896

The following balances were the amount of payroll services provided to related parties for the periods ended:

	December 31,			March 31,
	2002	2001	2000	2003	2002
				(unaudited)
MRS Equity Corp.	$145,190	$53,105	$170,422	$59,570	$29,381
Precision Software Services, Inc.	—	42,024	68,811	—	—
Whitney Leadership Group, Inc.	14,204	—	80,956	—	—
RAW, Inc.	—	—	10,869	—	—

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 3—Related Party Transactions (continued)

The following balances were the amount of products purchased and payments made for registration fees and commissions from related parties for the periods ended:

	December 31,			March 31,
	2002	2001	2000	2003	2002
				(unaudited)
MRS Equity Corp.	$678,325	$720,504	$273,525	$164,400	$136,650
Precision Software Services, Inc.	—	371,644	378,525	—	—
Whitney Leadership Group, Inc.	210,849	279,313	230,476	31,375	49,999

The Company has rented its corporate headquarters located in Cape Coral, Florida, since 1992 from the Chairman of the Board and pays rent on annual leases. Rentals under the related party lease were $78,844, $86,944 and $69,644 during the years ended December 31, 2002, 2001 and 2000, respectively and $15,148 and $18,462 for the three months ended March 31, 2003 and 2002, respectively. The Company leases approximately 8,700 square feet and the lease terminated in October 2002. The Company currently pays rent on a month-to-month basis.

MRS Equity Corp. is a 100 percent subsidiary of Equity Corp. Holdings, Inc. of which the Chairman of the Board of Whitney Information Network, Inc. owns a controlling interest.

Precision Software Services, Inc. is a company that develops and licenses software primarily for the real estate and small business industries and was acquired by the Company in 2001 (Note 2). Prior to November 2001, the Chairman of the Board of Directors of Whitney Information Network, Inc. owned a majority interest in Precision Software Services.

The Chairman of the Board of Whitney Information Network, Inc. is the President and Chief Operating Officer of Whitney Leadership Group, Inc.

RAW, Inc. is a company owned by the Chairman of the Board of Whitney Information Network, Inc., which buys, sells and invests in real property.

Trade Marketing, Inc. is a company owned by a relative of the Chairman of the Board of Whitney Information Network, Inc.

Those items above that are reasonably expected to be collected within one year are shown as current and those that are not expected to be collected during the next year are shown as non-current.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 4—Property and Equipment

Property and equipment consist of the following:

	December 31,		March 31, 2003
	2002	2001
			(unaudited)
Building	$3,093,460	$2,266,053	$3,097,018
Airplane	2,114,474	—	2,114,474
Sofware	1,500,639	500,109	1,500,531
Equipment	774,608	658,585	788,902
Furniture and fixtures	369,934	364,893	414,045
Land	1,395,571	132,500	1,394,955
Construction in progress	—	103,063	—
Leasehold improvements	211,741	81,516	211,741

	9,460,427	4,106,719	9,521,666
Less accumulated depreciation	(1,054,057)	(478,272)	(1,282,020)

	$8,406,370	$3,628,447	$8,239,646

Depreciation expense for the periods ended:

March 31, 2003	$232,172
December 31, 2002	$587,209
December 31, 2001	$292,522
December 31, 2000	$169,933

Intangible assets consist of the following:

	December 31,		March 31, 2003
	2002	2001
			(unaudited)
Customer lists	$688,000	$—	$700,000
Trademark	300,000	—	300,000
Loan costs	12,172	—	12,037

	1,000,172	—	1,012,037
Less accumulated depreciation	(11,111)	—	(11,111)

	$989,061	$—	$1,009,926

Amortization expense for the periods ended:

March 31, 2003	$—
December 31, 2002	$11,111
December 31, 2001	$—
December 31, 2000	$—

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 5—Long-Term Debt and Note Payable—Related Party

Long-term debt consists of:

	December 31,		March 31, 2003
	2001	2001
			(unaudited)
Note payable to seller of building, interest at a variable interest rate, adjusted semi-annually based on the prime rate (8.0% total as of December 31, 2002) and shall not exceed 10% or fall below 8% during the first three years of the mortgage. Monthly interest-only payments of $9,000 are payable through December 2004 at which time the note matures and all principal and accrued interest is due. Collateralized by real property.	$450,000	$450,000	$450,000

Note payable to a finance company. Monthly principal and interest payments due beginning in January 2003 through December 2018. Interest at the LIBOR rate plus 3.42% (4.87% total as of December 31, 2002). Collateralized by an airplane. The note is personally guaranteed (to $170,000) by the majority stockholder.	1,200,000	—	1,190,837

Note payable to the previous minority shareholder of Precision Software Services, Inc. relating to the Company’s acquisition. Principal and interest payments due beginning in January 2002. Interest at the prime rate plus 1.5% (5.75% total at December 31, 2002). The note matures in December 2003.	59,461	125,000	43,620

	1,709,461	575,000	1,684,459
Less current portion	(103,051)	(62,500)	(78,049)

	$1,606,410	$512,500	$1,606,408

Note payable-related party consists of:

	December 31,		March 31, 2003
	2002	2001
			(unaudited)
Note payable to the previous majority shareholder of Precision Software Services, Inc., an officer and majority shareholder of the Company, relating to the Company’s acquisition. Principal and interest payments due beginning in January 2002. Interest at the prime rate plus 1.5% (5.75% total at December 31, 2002). The note matures in December 2003.	$59,054	$125,000	$43,212
Less current portion	(59,054)	(62,500)	(43,212)

	$—	$62,500	$—

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 5—Long-Term Debt and Note Payable—Related Party (continued)

Maturities of long-term obligations as of December 31, 2002 are as follows:

Year Ending December 31,	Related Party Notes	Other Notes	Total
2003	$59,054	$103,051	$162,105
2004	—	498,573	498,573
2005	—	52,341	52,341
2006	—	56,405	56,405
2007	—	60,784	60,784
Thereafter	—	938,307	938,307

	$59,054	$1,709,461	$1,768,515

Note 6—Commitments and Contingencies

Operating Leases

The Company leases the following properties: (1) its headquarters building in Cape Coral, Florida (Note 3); (2) its telemarketing facility in Draper, Utah; and (3) its Whitney Canada location in Ontario. These leases expire from May 2002 to October 2006.

Rent expense for all operating leases the periods ended:

March 31, 2003	$37,383
December 31, 2002	$167,076
December 31, 2001	$225,232
December 31, 2000	$139,105

Future minimum lease payments as of December 31, 2002 under these leases are approximately as follows:

Year Ending December 31,
2003	$115,292
2004	89,952
2005	88,547
2006	73,359

$367,150

Litigation

The Company is not involved in any material unasserted claims and action arising out of the normal course of its business that in the opinion of the Company, based upon knowledge of facts and advice of counsel, will result in a material adverse effect on the Company’s financial position.

Other

The Company carries liability insurance coverage, which it considers sufficient to meet regulatory and consumer requirements and to protect the Company’s employees, assets and operations.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 6—Commitments and Contingencies (continued)

The Company, in the ordinary course of conducting its business, is subject to various state and federal requirements. In the opinion of management, the Company is in compliance with these requirements.

Construction Agreement

In 2001, the Company entered into an agreement to construct a 7,000 square-foot international conference and training center in Costa Rica at a total estimated cost of $550,000. The Company had expenditures of approximately $714,450 and $105,000 through December 31, 2002 and 2001, respectively. This project was completed in the fourth quarter of 2002.

Credit Facilities

The Company has obtained two letters of credit, totaling $1,500,000, which expire on January 23, 2004, and has available unused amounts totaling $1,500,000 which are supported by certificates of deposit.

Note 7—Stockholders’ Equity and Transactions

Stock Based Compensation Plans

The Company’s stock option plans provide for the granting of stock options to key employees. Under the terms and conditions of the plans, any time between the grant date and two years of service, the employee may purchase up to 25% of the option shares. After three years of continuous service, the employee may purchase all remaining option shares. All options expire ten years from the date of the grant.

The following table presents the activity for options outstanding:

	Options Related To A Plan	Weighted Average Exercise Price
Outstanding—December 31, 1999	787,800	$1.92
Granted	385,000	$1.97
Forfeited/canceled	(79,150)	$(1.92)

Outstanding—December 31, 2000	1,093,650	$1.94
Granted	10,000	$1.70
Forfeited/canceled	(181,850)	$(1.94)

Outstanding—December 31, 2001	921,800	$1.94
Granted	651,750	$1.81
Forfeited/canceled	(141,000)	$(1.98)
Exercised	(26,375)	$(2.13)

Outstanding—December 31, 2002	1,406,175	$1.93
Granted	152,500	$3.70
Forfeited/canceled	(30,000)	$(2.29)
Exercised	(3,750)	$(3.10)

Outstanding—March 31, 2003	1,524,925	$2.11

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 7—Stockholders’ Equity and Transactions (continued)

Stock Based Compensation Plans (continued)

The following table presents the composition of options outstanding and exercisable:

Range of Exercise Prices	Number of Options Outstanding	Number of Options Exercisable	Price*	Life*
$1.70	10,000	2,500	$1.70	8.49
$1.75	45,000	11,250	$1.75	7.10
$1.81	330,225	82,556	$1.81	9.00
$1.88	288,800	288,800	$1.88	6.43
$2.00	683,400	323,475	$2.00	7.12
$3.10	15,000	3,750	$3.10	9.43
$3.70	152,500	38,125	$3.70	9.92

$1.70 to $3.70	1,524,925	750,456		7.70

*	Price and Life reflect the weighted average exercise price and weighted average remaining contractual life, respectively.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation.” Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company’s option plan been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS No. 123, the Company’s net income (loss) and basic income (loss) per common share would have been changed to the pro forma amounts indicated below:

	For the Years Ended December 31,
	2002	2001	2000
Net income (loss)—as reported	$6,229,740	$2,534,247	$(8,703,127)
Net income (loss)—pro forma	$5,425,539	$2,519,497	$(9,423,077)
Basic income (loss) per common share—as reported	$0.78	$0.33	$(1.16)
Basic income (loss) per common share—pro forma	$0.68	$0.33	$(1.25)

	For the Three Months Ended March 31,
	2003	2002
Net income (loss)—as reported	$(1,411,379)	$3,371,041
Net income (loss)—pro forma	$(1,689,524)	$3,371,041
Basic income (loss) per common share—as reported	$(.17)	$0.43
Basic income (loss) per common share—pro forma	$(.21)	$0.43

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 7—Stockholders’ Equity and Transactions (continued)

Stock Based Compensation Plans (continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used:

	For the Years Ended December 31,
	2002	2001	2000
Approximate risk free rate	6.00%	6.00%	6.00%
Average expected life	10 years	10 years	10 years
Dividend yield	0%	0%	0%
Volatility	154.00%	85.00%	115.00%
Estimated fair value of total options granted	$804,201	$14,750	$719,950

	For the Periods Ended March 31,
	2003	2002
Approximate risk free rate	6.00%	6.00%
Average expected life	10 years	10 years
Dividend yield	0%	0%
Volatility	20%	154%
Estimated fair value of total options granted	$278,145	$0

Note 8—Income (Loss) Per Share

The following table sets forth the computation for basic and diluted earnings per share:

	For the Years Ended December 31,
	2002	2001	2000
Numerator for diluted income (loss) per common share	$6,229,740	$2,534,247	$(8,703,127)

Denominator for basic earnings per share—weighted average shares	7,952,180	7,587,474	7,528,022
Effect of dilutive securities—convertible debt, options and warrants	1,382,425	921,800	—

Denominator for diluted earnings per share—adjusted weighted average shares	9,334,605	8,509,274	7,528,022

Diluted income (loss) per common share	$.67	$.30	$(1.16)

Where the inclusion of potential common shares is anti-dilutive, such shares are excluded from the computation.

	For the Periods Ended March 31,
	2003	2002
Numerator for diluted income (loss) per common share	$(1,411,379)	$3,371,041

Denominator for basic earnings per share—weighted average shares	8,099,152	7,878,023
Effect of dilutive securities—convertible debt, options and warrants	—	—

Denominator for diluted earnings per share—adjusted weighted average shares	8,099,152	7,878,023

Diluted income (loss) per common share	$(.17)	$.43

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 9—Business Segment Information

The Company and its subsidiaries operate primarily in only one business segment. The Company’s revenues are generated through the sale of real estate seminars, programs and products. The Company and each of its subsidiaries either directly participate in the real estate market or provide services to one of the subsidiaries. The Company does maintain operations in foreign countries outside the United States. Foreign operations prior to 2002 are not significant.

The following provides both revenues and long-lived asset values by location for the period and year ending December 31, 2002.

Location	Revenues	Long-Lived Assets
United States	$57,091,029	$8,575,249
Canada	2,648,171	19,689
United Kingdom	2,406,037	47,976
Costa Rica	—	817,513

	$62,145,237	$9,460,427

The following provides both revenues and long-lived asset values by location for the period ending March 31, 2003.

Location	Revenues	Long-Lived Assets
United States	$10,592,087	$8,340,191
Canada	907,388	17,316
United Kingdom	1,804,364	70,970
Costa Rica	—	811,465

	$13,303,839	$9,239,942

The following provides revenues received by external customers by the Company’s reportable segments for the years ended December 31, 2002, 2001 and 2000.

	For the Years Ended December 31,
Segment	2002	2001	2000
Real Estate Products/Services	$53,339,275	$38,024,356	$24,851,765
Real Estate Mentoring/Coaching	6,486,180	3,315,936	3,460,842
Commission/Other	1,739,436	805,049	1,113,686
Teach Me To Trade	574,484	—	—
Internet sales	5,862	12,399	3,433,564

Total revenues	$62,145,237	$42,157,740	$32,859,857

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following provides revenues received by external customers by the Company’s reportable segments for the three months ended March 31, 2003 and 2002.

	For the Three Months Ended March 31,
	2003	2002
Segment	(unaudited)
Real Estate Products/Services	$6,213,963	$13,744,071
Real Estate Mentoring/Coaching	3,215,690	1,376,124
Commission/Other	1,466,711	332,823
Teach Me To Trade	2,407,475	—

Total revenues	$13,303,839	$15,453,018

Note 10—Income Taxes

As of March 31, 2003 and December 31, 2002, the Company has net operating loss (NOL) carryforwards for tax purposes of approximately $7,175,000 and $3,600,000, respectively, which expire in the years 2003 through 2022.

Deferred tax liabilities and assets are determined based on the difference between the financial statement assets and liabilities and tax basis assets and liabilities using the tax rates in effect for the year in which the differences occur. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that based on available evidence, are not expected to be realized.

The accompanying balance sheets include the following:

	December 31,		March 31, 2003
	2002	2001
			(unaudited)
Deferred tax asset from NOL carryforward	$1,301,000	$62,500	$2,677,000
Deferred tax asset from deferred revenue	—	4,647,000	—
Deferred tax liability from deferred expenses	(1,142,000)	(1,606,000)	(1,565,000)

Total deferred tax assets	159,000	3,103,500	1,112,000
Valuation allowance for deferred tax assets	(159,000)	(3,103,500)	—

Net deferred tax asset	$—	$—	$1,112,000

In 2001, the Company operated under 18 month contracts that required the Company to recognize revenue when received for tax reporting purposes rather than when the course was taken. Thus, at December 31, 2001 a significant deferred tax asset existed related to the taxation of this revenue. In 2000, the Company changed its contract to be a 12 month contract, which among other items, allowed it to recognize revenue for tax purposes under the same method that it has recognized for financial reporting purposes. Thus, at the end of 2002 the Company’s deferred tax asset associated with revenue had reversed and is the reason that the tax net operating loss had increased significantly at the end of 2002.

Note 11—Employee Benefit Plan

The Company has a 401(k) employee savings plan for eligible employees, which provides for a Company matching contribution determined each year at the discretion of the Company. No Company contributions were charged to operations for the years ended December 31, 2002, 2001, and 2000, respectively.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 12—Summarized Quarterly Results (Unaudited)

The following table presents unaudited operating results for each quarter within the two most recent years. The Company believes that all necessary adjustments consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the following quarterly results when read in conjunction with the financial statements. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full fiscal year.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
December 31, 2001
Revenues	$11,233,678	$11,950,654	$9,239,054	$9,734,354
Operating expenses	9,227,361	11,115,533	8,988,795	10,544,688
Gross profit (loss)	2,006,317	835,121	250,259	(810,334)
Net income (loss)	1,958,617	920,927	356,553	(701,850)
Basic income (loss) per share (1)	0.26	0.12	0.05	(0.10)
Diluted earnings (loss) per share (1)	0.23	0.11	0.04	(0.10)

December 31, 2002
Revenues	$15,453,018	$17,535,080	$13,875,257	$15,281,882
Operating expenses	12,173,963	13,494,194	13,078,696	17,437,938
Gross loss	3,279,055	4,040,886	796,561	(2,156,056)
Net income (loss)	3,371,041	2,763,941	672,169	(577,411)
Basic earnings (loss) per share (1)	0.43	0.35	0.08	(0.08)
Diluted earnings (loss) per share (1)	0.43	0.30	0.07	(0.08)

December 31, 2003
Revenues	$13,303,839	$—	$—	$—
Operating expenses	15,951,926	—	—	—
Gross loss	2,648,087	—	—	—
Net loss	(1,411,379)	—	—	—
Basic loss per share (1)	(.17)	—	—	—
Diluted loss per share (1)	(.17)	—	—	—

(1)	Earnings per share are computed independently for each quarter and the full year based upon respective average shares outstanding. Therefore, the sum of the quarterly net earnings per share amounts may not equal the annual amounts reported.

Note 13—Subsequent Event (Unaudited)

In February 2003, the Company entered into an agreement with one of its officers to purchase all of the outstanding shares of Equity Corp. Holdings, Inc. which owns MRS Equity Corp. The purchase price was $250,000. In addition, the Company also assumed a $4,750,000 note payable due to the Company’s Chairman of the Board and majority shareholder. This liability arose from the officers’ redemption of 90% ownership of Equity Corp. Holdings, Inc. of the Chairman of the Board and majority shareholder in June 2002.

In February 2003, the Company entered into an agreement with the Company’s Chairman of the Board and majority shareholder to purchase all of the outstanding shares of Whitney Leadership Group, Inc. The purchase price for this transaction was $1,200,000.

The Company expects these transactions to close in May 2003. Both agreements are subject to a number of contingencies, including due diligence and a fairness opinion acceptable to the Company’s legal counsel.

Whitney Information Network, Inc.

WHOLESALE BUYING
Advanced Training
"How To Identify Wholesale Properties!"
"Locate Owners And Negotiate With Them!"
"Closing Strategies That Really Work!"
"How To Work With Out-Of-State Properties!"
ASSET PROTECTION and Tax Relief
Training Camp
YOU EARNED IT.. LET US SHOW YOU HOW TO KEEP IT!
Never Pay Taxes When You Sell Real Estate!
Armor Against Your Next Lawsuit! (Yes! You Will Get Sued!)
Bullet Proof Your Financial Life!
Most Advanced Asset Protection Techniques!
Things Your Attorney or CPA NEVER Thought About!
PURCHASE OPTION
Training Camp
"Low Risk Property Control"
"Resell Options for Quick Cash"
"Get Equity Even without Buying"
"Cash Flow with No Cash Down"
KEYS TO CREATIVE REAL ESTATE FINANCING
Training Camp
"Create Mortgages - Then Flip Them!"
"Get Financing Despite Poor Credit!"
"Win Great Terms From Hard Lenders!"
"Maximize Your Home's Equity Value!"
INVESTING IN MOBILE HOMES
Training Camp
"Develop a Mobile Home Park"
"Buy, Sell and Rent Mobile Homes"
"Network with Makers and Dealers"
"Get Bargains at Foreclosures/Repos"
The Whitney MENTOR PROGRAM
Team With Handpicked, Successful Real Estate Investors
Build A Powerful Custom Investment Plan
Mentors Help You Evaluate And Buy Cash-Flow Properties
Train In The Town Of Your Choice
Find Financing Options In Your Area
Complete Income And Marketing Analysis Of Properties
United States, Canada & the United Kingdom
RUSS WHITNEY'S INTENSIFIED REAL ESTATE
Training Camp
Determine Positive Cash Flow Using Russ' Kwik-Kalc™
"If you ain't makin' offers, you ain't makin' money."
"The Hands that I Shake, The Actions that I Take, The Decisions that I Make."
Build Your Power Team
PROPERTY MANAGEMENT CASH FLOW
Training Camp
"Achieve Serious Net Worth!"
"Buy + Rehab + Sell = Big Profits!"
"Learn To Manage Your Portfolio!"
"Net Worth + Cash Flow = Financial Security!"
"Good Properties = EASY Management!"
Teach Me To Trade™
Trade Like The Pros
Trade Seeker Software Automatically Alerts You To Great Trades
Find Winning Stocks In Less than 90 Seconds
Personal Coaching with Investing Experts
Russ Whitney's International Finance and Investment
Training Camp
"Protect A Million Dollar Plus Net Worth!"
"Earn Top Yields On All Investments!"
"Reduce Or Wipe Away Your Tax Burden!"
"Be A Player In World Class Developments!"
Russ Whitney's Building Wealth Conference
Las Vegas
All New Fireside Chats with Russ Whitney
Open Forum with Russ Whitney
Workshops
Hall of Fame Inductees Cocktail Reception
And Much More!
Hurry! Reserve your spot before it is sold out!
DISCOUNT NOTES AND MORTGAGES
Training Camp
"Make Money From Another's Debt"
"Broker Notes & Liens For Quick Cash"
"Make Power Funders Your Business Allies"
"Get Properties At Huge Discount"
FORECLOSURE
Training Camp
"A Year's Wages On One Deal!"
"Property For Pennies On The Dollar!"
"Help Others Save Their Credit!"
"Find Property Where Others Fail To Look!"
GET INCORPORATED!
C or S Corporation, LLC, LP Which Is Best?
Liability Protection
Tax Benefits
Short Term and Long Term Investments
Land Trusts
Limited Partnerships
Commercial Real Estate Investing
Training Camp
"Get 'Cash Jewels' In Your Town"
"Find & Keep Quality Tenants"
"Own Office & Industrial Buildings"
"Control 'Main Street' Properties"
Russ Whitney's WEALTH INTELLIGENCE NETWORK
"Uncover Hidden Tax Strategies"
"Get Cars at 50% Sticker Price"
"Reduce Your Tax Liabilities"
"Slash Your Insurance Costs"
KNOWLEDGE
WHITNEY UK, LTD.™
"Russ Whitney's Millionaire U"
"Distressed Property and Repossessions Investing"
"Asset Protection"
"Buy-To-Let Training"
"The Mentor Programme"
WHITNEY CANADA, INC.
"Enjoy Wealth From Rental Properties"
"Always Get Favorable Financing Terms"
"Control Residential/Commercial Units"
"Own Your Getaway – No Cash Down"

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution(1).

SEC Registration Fee		$1,752
NASD Filing Fee		$2,404
Blue Sky Filing Fees		$10,000
Blue Sky Legal Fees		$20,000
Printing Expenses		$50,000
Legal Fees and Expenses	$
Accounting Fees	$
Transfer Agent Fees		$5,000
Nasdaq Application Fee		$10,000
Miscellaneous Expenses	$

Total		$300,000

(1)	All expenses, except the SEC registration fee and NASD filing fee, are estimated.

Item 14.    Indemnification of Directors and Officers.

Article Seventh (d) of the Registrant’s articles of incorporation provides as follows:

“(d) Limitation on Director’s Liability. No director of this corporation shall have any personal liability for monetary damages to the corporation or its shareholders for breach of his fiduciary duty as a director, except that this provision shall not eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for: (i) any breach of the director’s duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) voting for or assenting to a distribution in violation of Colorado Revised Statutes Section 7-106-401 or the articles of incorporation if it is established that the director did not perform his duties in compliance with Colorado Revised Statutes Section 7-108-401, provided that the personal liability of a director in this circumstance shall be limited to the amount of the distribution which exceeds what could have been distributed without violation of Colorado Revised Statutes Section 7-106-401 or the articles of incorporation; or (iv) any transaction from which the director directly or indirectly derives an improper personal benefit. Nothing contained herein will be construed to deprive any director of his right to all defenses ordinarily available to a director nor will anything herein be construed to deprive any director of any right he may have for contribution from any other director or other person.”

Item 15.    Recent Sales of Unregistered Securities.

During the last three years, the Registrant has not sold any securities which were not registered under the Securities Act, except:

(i)	In November 2001 the Registrant issued 16,667 shares of its common stock to Glenn Purdy valued at $25,000 for consulting services;

(ii)	In November 2001 the Registrant issued 163,334 shares to John F. Kane and 170,000 to Russell A. Whitney valued at $1.49 per share in exchange for all of the common stock of Precision Software Services, Inc. Accordingly, Precision became a wholly-owned subsidiary of the Registrant.

(iii)	In June 2002 the Registrant issued 189,655 shares of its common stock to Maverick Trading LLC in connection with the Registrant’s acquisition of the Teach Me To Trade Division of Maverick. The shares were valued at $2.90 per share;

(iv)	In September 2002 the Registrant issued 2,571 shares of its common stock to Jacqueline Lynn valued at $4,500 for consulting services.

(v)	From time to time, the Registrant issues stock options under its 1998 Stock Option Plan and shares issuable upon exercise of these stock options. Stock options issued include 91,000 stock options to Mr. Whitney’s wife, son and daughter and 25,600 stock options to Mr. Brevoort’s wife.

With respect to common stock issued under paragraph (i) above, the Registrant relied on Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”). No advertising or general solicitation was employed in offering the securities. The securities were issued in connection with an asset acquisition by the Registrant, and the transfer thereof was appropriately restricted by the Registrant. The buyer was capable of analyzing the merits and risks of its investment, acknowledged in writing that it was acquiring the securities for investment and not with a view toward distribution or resale and understood the speculative nature of the investment.

Item 16.    Exhibits and Financial Statement Schedules.

Exhibit No.	Title

1.01	Form of Underwriting Agreement (1)

1.02	Form of Agreement Among Underwriters (1)

1.03	Form of Selected Dealers Agreement (1)

1.04	Form of Underwriters’ Unit Warrant (1)

1.05	Warrant Agreement (1)

1.06	Form of Underwriting Agreement, as amended

3.01	Articles of Incorporation of the Registrant, as amended (2)

3.02	Bylaws of the Registrant (3)

5.01	Opinion of Law Office of Gary A. Agron regarding legality of the common stock and common stock purchase warrants (includes consent) (1)

5.02	Amended opinion of Law Office of Gary A. Agron regarding the legality of the common stock and common stock purchase warrants (1)

10.01	Ontario Canada Office Lease (1)

10.02	Utah Office Lease (1)

10.03	Business Advisory Agreement with Newbridge Securities Corporation (1)

10.04	1998 Stock Option Agreement (4)

10.05	Agreement to Purchase Precision Software Services, Inc. (1)

10.06	Agreement to Purchase MRS Equity Corp. (1)

10.07	Employment Agreement with Mr. Whitney

10.08	Employment Agreement with Mr. Simon

10.09	Employment Agreement with Mr. Maturo

10.10	Employment Agreement with Mr. Miller

10.11	Employment Agreement with Mr. Kane

10.12	Purchase Agreement—Teach Me To Trade (1)

10.13	Purchase Agreement—Whitney Leadership Group (1)

21

The Registrant has ten active subsidiaries as follows: Precision Software Services, Inc.; Intelligence Network, Inc.; Whitney Canada, Inc.; Whitney Consulting Services, Inc.; Whitney Education Group, Inc.; Whitney Internet Services, Inc.; Whitney Mortgage.com, Inc.; Whitney U.K., Limited; Coral Aviation, Inc.; American Home Buyers Alliance, Inc.

Exhibit No.	Title

23.05	Consent of Law Office of Gary A. Agron (included in Exhibit 5.01 above) (1)

23.06	Consent of Ehrhardt Keefe Steiner & Hottman, PC, certified public accountants (1)

23.07	Consent of Larry Legel, certified public accountant (1)

23.08	Consent of Ehrhardt Keefe Steiner & Hottman, PC, certified public accountants(1)

23.09	Consent of Larry Legel, certified public accountant(1)

23.10	Consent of Ehrhardt Keefe Steiner & Hottman, PC, certified public accountants

23.11	Consent of Larry Legel, certified public accountant

(1)	Previously filed
(2)	Incorporated by reference to the Registrant’s Registration Statement on Form 10 SB/12G dated March 6, 2001, designated Exhibit 3.1 therein.
(3)	Incorporated by reference to the Registrant’s Registration Statement on Form 10 SB/12G dated March 6, 2001, designated Exhibit 3.2 therein.
(4)	Incorporated by reference to the Registrant’s Registration Statement on Form 10 SB/12G dated March 6, 2001, designated Exhibit 99.3 therein.

Item 17.    Undertakings.

The Registrant hereby undertakes:

(a)	That insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)	That subject to the terms and conditions of Section 13(a) of the Securities Exchange Act of 1934, it will file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

(c)	That any post-effective amendment filed will comply with the applicable forms, rules and regulations of the Commission in effect at the time such post-effective amendment is filed.

(d)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(e)	That:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(f)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(g)	To provide to the underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Cape Coral, state of Florida, on July 3, 2003.

WHITNEY INFORMATION NETWORK, INC.

By:	/s/ RUSSELL A. WHITNEY
Russell A. Whitney Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Russell A. Whitney, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, as amended, this registration statement has been signed below by the following persons on July 3, 2003.

Signature	Title

/S/ RUSSELL A. WHITNEY	Chairman of the Board of Directors, Chief
Russell A. Whitney	Executive Officer and President

/S/ RONALD S. SIMON	Executive Vice President, Chief Financial
Ronald S. Simon	Officer (Principal Accounting Officer) and Director

/s/ GONZALO DERAMON Gonzalo DeRamon	Director

/s/ FREDERICK A. CARDIN Frederick A. Cardin	Director

/s/ CHESTER P. SCHWARTZ Chester P. Schwartz	Director

EXHIBIT INDEX

Exhibit No.	Title

1.01	Form of Underwriting Agreement (1)

1.02	Form of Agreement Among Underwriters (1)

1.03	Form of Selected Dealers Agreement (1)

1.04	Form of Underwriters’ Unit Warrant (1)

1.05	Warrant Agreement (1)

1.06	Form of Underwriting Agreement, as amended

3.01	Articles of Incorporation of the Registrant, as amended (2)

3.02	Bylaws of the Registrant (3)

5.01	Opinion of Law Office of Gary A. Agron regarding legality of the common stock and common stock purchase warrants (includes consent) (1)

5.02	Amended opinion of Law Office of Gary A. Agron regarding the legality of the common stock and common stock purchase warrants (1)

10.01	Ontario Canada Office Lease (1)

10.02	Utah Office Lease (1)

10.03	Business Advisory Agreement with Newbridge Securities Corporation (1)

10.04	1998 Stock Option Agreement (4)

10.05	Agreement to Purchase Precision Software Services, Inc. (1)

10.06	Agreement to Purchase MRS Equity Corp. (1)

10.07	Employment Agreement with Mr. Whitney

10.08	Employment Agreement with Mr. Simon

10.09	Employment Agreement with Mr. Maturo

10.10	Employment Agreement with Mr. Miller

10.11	Employment Agreement with Mr. Kane

10.12	Purchase Agreement—Teach Me To Trade (1)

10.13	Purchase Agreement—Whitney Leadership Group (1)

21

The Registrant has ten active subsidiaries as follows: Precision Software Services, Inc.; Intelligence Network, Inc.; Whitney Canada, Inc.; Whitney Consulting Services, Inc.; Whitney Education Group, Inc.; Whitney Internet Services, Inc.; Whitney Mortgage.com, Inc.; Whitney U.K., Limited; Coral Aviation, Inc.; American Home Buyers Alliance, Inc.

23.05	Consent of Law Office of Gary A. Agron (included in Exhibit 5.01 above) (1)

23.06	Consent of Ehrhardt Keefe Steiner & Hottman, PC, certified public accountants (1)

23.07	Consent of Larry Legel, certified public accountant (1)

23.08	Consent of Ehrhardt Keefe Steiner & Hottman, PC, certified public accountants (1)

23.09	Consent of Larry Legel, certified public accountant (1)

23.10	Consent of Ehrhardt Keefe Steiner & Hottman, PC, certified public accountants

23.11	Consent of Larry Legel, certified public accountant

(1)	Previously filed
(2)	Incorporated by reference to the Registrant’s Registration Statement on Form 10 SB/12G dated March 6, 2001, designated Exhibit 3.1 therein.
(3)	Incorporated by reference to the Registrant’s Registration Statement on Form 10 SB/12G dated March 6, 2001, designated Exhibit 3.2 therein.
(4)	Incorporated by reference to the Registrant’s Registration Statement on Form 10 SB/12G dated March 6, 2001, designated Exhibit 99.3 therein.